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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomra Systems

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

APR 30 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 03394 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/26/07


ANNUAL REPORT
TOMRA

Contents



This TOMRA publication is printed with paper and inks satisfying the environmental requirements of the Nordic Swan Label (www.ecolabel.no)
Print : RK Grafisk AS

Design : TOMRA
Photos : Cover: Dirk Baltrusch, iStockphoto
Pgs. 4, 6, 30: www.fotografjonassen.no
P. 5: Wolfgang Flamisch (courtesy of Oliver Czaikowski, owner of E-Center Getränkemarkt, EKZ Duisburg)
P. 9: Creatas, www.fotosearch.com
Pgs. 13, 26, 32, 35, 39, 60: TOMRA
Pgs. 14, 16, 20, 36: Jarle Nyttingnes
P. 19: Kerry Bowman, Bowman Photography
Photo treatment:
Pgs. 16-23: www.fotografjonassen.no
Cover: TOMRA

Key figures

		IFRS (continued operations)			NGAAP (including discontinued operations)		
		2006	2005	2004	2004	2003	2002
Operating revenues	NOK million	3 965	2 413	2 142	2 512	2 463	2 674
EBITDA	NOK million	828	310	336	339	415	522
Profit before other items	NOK million	655	133	199	173	242	330
Ordinary profit before taxes	NOK million	656	148	273	197	285	406
Net profit	NOK million	440	22	195	161	163	280
Total assets	NOK million	3 310	2 994	3 257	3 261	3 387	3 137
Equity	NOK million	1 972	2 166	2 564	2 270	2 594	2 470
Return on equity, ex. other items	%	21.3	0.9	6.4	4.7	6.7	10.0
Return on total assets, ex. other items	%	21.0	4.9	7.1	6.3	9.6	12.4
Earnings per share	NOK	2.48	0.05	0.92	0.82	0.81	1.44
Earnings per share fully diluted	NOK	2.48	0.05	0.92	0.82	0.81	1.44
Net cash flow from operating activities	NOK million	346	243	408	381	217	501
Number of employees as of 31 December		2 022	1 906	1 824	1 972	1 976	2 048
Female employees	%	18	19	17	17	20	19
Female managers (of all managers)	%	17	17	16	16	18	-
Ethnic minority employees	%	35	34	33	33	21	27
Number of reportable injuries		65	153	178	178	253	308
Energy consumption	GWh	94	77	75	107	90	106
Carbon dioxide emissions	Metric tons	24 700	21 000	22 000	30 900	27 300	27 900
Water consumption	Cubic meters	55 000	50 600	55 000	63 200	178 000	-
Waste generation	Metric tons	1 586	1 580	1 460	1 470	1 650	1 750



Fast forward

2006 was an exciting, fast-paced year for TOMRA. Never before in the history of our company have we experienced such a rapid increase in production, delivery volume and revenue growth in a single year. At the same time we also achieved major breakthroughs in our non-deposit activities which will create new platforms for growth in the future.

The primary catalyst for the rapid growth in 2006 was the implementation of a new national deposit system for non-refillable beverage containers in Germany in May. This resulted in approximately 8,800 new TOMRA reverse vending systems going to Germany alone during the year—three times our total worldwide volume in a "typical" year. Although we are well-prepared to handle such swings in volume, installing a massive number of machines within short periods is nevertheless not without significant logistical challenges. I am proud of the way our organization responded to these challenges and executed extreme precision in delivering on our promises to our customers.

The deliveries to Germany in large part shaped the tempo of the year, but were not by any means the only engine driving the year's growth. We had a good year throughout our European and North American reverse vending markets, executing well on our improved portfolio of products and services. Revenues and profitability within our material handling operations in the US also showed very positive growth. And some of the most exciting aspects of the year occurred within our non-deposit business segments.

TOMRA's business relative to providing collection technology in non-deposit settings made significant progress during 2006. In June we achieved a major breakthrough with the order from Tesco for 100 of our new automated outdoor recycling centers. For the past five years TOMRA has invested heavily in the development of this new platform with the firm belief that it will become a strong vehicle for driving new growth opportunities. Tesco's vote of confidence in the value of this platform confirms this belief and provides the financial stability to increase our focus on bringing the concept to additional markets and customers.

Through the establishment of our Industrial Processing Technology division, which was formed by the acquisitions of the TiTech (2004), Orwak (2005) and CommoDaS (2006), TOMRA has managed to develop significant revenues from non-deposit activities. These three companies, which are well-established leaders within the fields of waste recognition, sorting and compaction, are experiencing very good growth as the need for more efficient waste recycling processes continues to rise. The contributions of these companies coupled with this year's collection technology breakthroughs in the UK, Japan and Greece, have transformed our non-deposit activities into a major part of TOMRA's business. Today these activities represent about 20 percent of TOMRA's total revenues, and we expect that this should rise to about 40 percent in another three years.

In many ways we brought our business substantially forward in 2006. I believe this was due both to own organizational and business improvements, as well as to the fact that increasingly favorable macro conditions for recycling are developing. We see for example stricter environmental regulations being enacted, material commodity prices going up, manual recycling methods becoming increasingly expensive, and a greater overall awareness of the serious environmental challenges the world faces—all emphasizing an even greater need for more efficient recycling solutions.

I firmly believe we are in an industry whose time has come, and that it is not a question of whether our company will grow significantly, but how fast. I am confident we can expect another exciting year in 2007 and continued growth in the years ahead.

Amund Skarholt
President & CEO


TOMRA

"The deliveries to Germany in large part shaped the tempo of the year, but were not by any means the only engine driving the year's growth."



Group Management

From left to right, back:

Harald Henriksen
Senior Vice President Technology, Tomra Systems ASA
Joined TOMRA in and a member of Group Management since 2004. B.Sc. Electronics, University of Salford, Manchester. External board affiliations: none. Number of TOMRA shares/options held: none/30,000.

Håkan Erngren
Vice President, Tomra Nordic
Joined TOMRA in 2001 and member of Group Management since 2005. External board affiliations: none. Number of TOMRA shares/options held: none.

Trond Johannessen
Senior Vice President, Tomra Systems ASA
Joined TOMRA in 2002 and member of Group Management since 2005. M. Sc. Norwegian School of Economics and Business Administration, Norway; and Northwestern University, USA. External board affiliations: none. Number of TOMRA shares/options held: 2,000/none.

Espen Gundersen
Chief Financial Officer, Tomra Systems ASA
Joined TOMRA in 1999 and member of Group Management since 2001. MBA, Norwegian School of Management, Oslo; CPA, Norwegian School of Economics and Business Administration, Bergen. External board affiliations: none. Number of TOMRA shares/options held: none.

Heiner Bevers
Managing Director, Tomra Germany
Joined TOMRA in 2001 and member of Group Management since 2005. MBA, Westfälische Wilhelms-Universität, Münster. External board affiliations: none. Number of TOMRA shares/options held: 2,000/none.

From left to right, front:

Fredrik Witte
Chief Financial Officer, Tomra North America
Joined TOMRA in 2001 and member of Group Management since 2005. B.S. Economics, Wharton School of Finance & Commerce (1994). External board affiliations: none. Number of TOMRA shares/options held: 1,100/none.

Rune Marthinussen
Managing Director, TiTech Visionsort AS
Joined TOMRA in and member of Group Management since 2001. MBA, Norwegian School of Management, Oslo; M.Sc., Norwegian University of Science and Technology, Trondheim / Von Karman Institute for Fluid Dynamics, Brussels. External board affiliations: none. Number of TOMRA shares/options held: none.

Amund Skarholt
President and Chief Executive Officer, Tomra Systems ASA
Joined TOMRA in and member of Group Management since 2005. External board affiliations: Vice Chairman of the Board, TANDBERG asa; Board member, Capio AB. Number of TOMRA shares/options held: none.

Greg Knoll
President and Chief Executive Officer, Tomra North America
Joined TOMRA in and member of Group Management since 2002. B.S. Marketing, Pennsylvania State University. External board affiliations: Advisory Board, Rock Ethics Inst., Penn State University. Board Member, New Taste Dimensions, Inc. Number of TOMRA shares/options held: none.

Group Structure

TOMRA SYSTEMS ASA	This is the parent company for all the subsidiaries within the Tomra Group. Personnel includes the CEO and administrative support staff, and approximately 100 technical specialists and managers within the Technology Department. Tomra Systems ASA and its subsidiary Tomra Production AS (TOMRA's primary production facility in Lier, Norway for its reverse vending machines) together have about 210 employees.
COLLECTION TECHNOLOGY, DEPOSIT SOLUTIONS **MATERIALS HANDLING**	NORTH AMERICA: All of TOMRA's activities in the USA and Canada are organized under Tomra North America Inc. based in Shelton, Connecticut. Principal markets in the US include California, Connecticut, Delaware, Hawaii, Iowa, Maine, Massachusetts, Michigan, New York and Vermont; in Canada: British Columbia and Quebec. Total employees: app. 1150.
	GERMANY: Due to the size of our operations in this country, the German market is organized as a separate business unit within the Group administrated by Tomra Systems GmbH. The company is based in Hilden, Germany and includes approximately 200 employees.
	NORDIC REGION: This unit consists of the sales and service subsidiaries operating in Norway (Tomra Butikksystemer AS), Sweden (Tomra Systems A/B), Finland (OY Tomra AB), Denmark (Tomra System A/S) and the Baltics (Tomra Baltic OÜ). Total employees: app. 100.
	WESTERN EUROPE: Includes subsidiaries in The Netherlands (Tomra Systems B.V.), Belgium (Tomra Systems N.V.) and France (Tomra Systems S.A.). Also has administrative responsibility for distributors within certain developing markets in Europe. Total employees: app. 60.
	EASTERN EUROPE: Includes subsidiaries in Austria (Tomra Leergutsysteme GmbH) and Poland (Tomra Orwak Polska Sp.z.o.o.). Also has administrative responsibility for distributors within certain developing markets in Europe. Total employees: app. 20.
INDUSTRIAL PROCESSING TECHNOLOGY	TITECH VISONSORT AS/COMMODAS GmbH: Headquartered in Norway, these companies have sales activities in over 20 countries and R&D functions in Norway and Germany. Total employees: app. 110.
	ORWAK/PRESONA: Headquarted in Sweden, these companies are represented in over 40 countries worldwide. Total employees: app. 160.
COLLECTION TECHNOLOGY, NON-DEPOSIT SOLUTIONS	In addition to its overall responsibility for TOMRA's activities in Japan and the UK, this unit's efforts are focused on developing new business opportunities for TOMRA. Administratively this unit is localized within Tomra Systems ASA, and its employees are included as part of the total listed for the parent company above.
	TOMRA JAPAN: TOMRA's subsidiary in Japan is based in Tokyo and has a partnership with the Sumitomo Corporation, one of Japan's largest conglomerates. Total employees: 6.
	TOMRA UK: Established in 2006, Tomra UK is responsible for the installation and operation of TOMRA's automated outdoor recycling centers placed at Tesco Supermarkets in the UK. Total employees: 4.

The enormous challenges related to managing waste

TRENDS AND DEVELOPMENTS WITHIN RECYCLING

The enormous amounts of waste generated by the world's more economically developed populations poses major challenges for society. More and more people are consuming more and more products and services every year as the global standard of living increases. The situation in the EU is an example of our inability to fulfill the goals that have been set relative to waste management. The EU has set a target that each inhabitant should not generate more than 300 kilograms of waste on average per year. The reality however, is that the average in the EU today is more than 500 kilograms per inhabitant per year. And despite an increased focus on efforts to reuse and recycle in recent years, the majority of waste is unfortunately still being dumped at landfills. A number of research studies in Europe and the USA show in fact that more than 60 percent of household waste is being taken to landfills. Over the past five to ten years there has been no significant change in this pattern.

Although this backdrop can appear rather grim, there are nevertheless a number of positive developments and trends that in the long run can play a major role in increasing the rate of recycling. For example, politicians are now placing greater attention on the waste issue and enacting stricter waste regulations and recycling requirements. The EU in particular has dramatically increased its ambition level for recycling through such instruments as its Packaging Directive. Increased fees have also been implemented, making it more difficult and expensive to landfill waste that could otherwise be recycled. At the same time, many corporations and organizations are becoming more aware of their own social responsibilities and are actively working toward reducing their negative impacts on the environment.

The fact that recycling in many cases makes sense from a financial point of view is also another important trend. While in the past recycling was considered to be a costly endeavor, the fact of the matter is that it is often cheaper to reuse and recycle than it is to utilize new materials. An illustration of this is the savings one achieves in the form of lower energy use and costs from recycling iron, aluminum, plastic and paper compared to creating these materials from primary resources. In this way recycling not only contributes to fulfilling environmental requirements, it also leads to increased value creation through more efficient resource utilization.

TOWARD MORE EFFICIENT TECHNOLOGY-BASED RECYCLING SYSTEMS

A key prerequisite for addressing the challenges related to waste management is choosing the right regulatory mechanisms for efficient collection and recycling. Many different approaches have been tried during the past 20 years with varying degrees of success. Most recycling systems have either been too costly to operate or have had insufficient participation on the part of consumers to have any significant effect. To put it simply, one can say that the systems in operation today are by and large 1990s' response to the needs of the 1980s. In some European markets we see therefore that the effect of this is low rates of recycling and steadily increasing costs. There is a clear need for a new approach that can fulfill society's requirements for recycling without placing unreasonable financial burdens on companies, local governments or individuals.



"A number of research studies in Europe and the USA show in fact that more than 60 percent of normal household waste is being taken to landfills. Unfortunately over the past five to ten years there has been no significant change in this pattern."



"As of today there is no other company in the world that is as well-positioned as TOMRA when it comes to being able to provide technology for efficient recycling."

Fortunately there are recycling systems in operation today that already can serve these interests. These systems have in common the fact that they fulfill the three basic criteria of every efficient recycling system:

» Participation: High recycling rates can only be achieved if consumers and organizations are given sufficient incentive to participate in the system. A financial incentive, for example deposit, has proven to be very effective. But there are also other types of incentives that can also be effective, such as product or service discount coupons, lotteries, point systems, etc.
» Sorting: Used materials have at the outset an inherent value. To maximize this value, they need to be reliably sorted according to their specific material fraction. Pure sorted aluminum for example has a much higher value than a mixture of aluminum and steel. In addition, even a small amount of an unwanted material in a particular fraction can ruin its ability to be recycled or used in energy recovery applications.
» Volume reduction: Reducing the volume of collected materials is also critical to lowering the costs associated with storage and transport. And here it is important to emphasize that efficient volume reduction can only occur after materials have been sorted into their separate fractions. Compacting unsorted materials makes it almost impossible to sort the materials afterwards, thereby diminishing their value.

There are different ways to fulfill these three basic criteria, and indeed, there are many different kinds of systems in operation. Nevertheless, the most efficient systems have in common the fact that they utilize technology to solve the challenges related to sorting and volume reduction. Technology makes it possible to completely automate processes that previously were in large part achieved manually. With increasing labor costs and stricter requirements relative to work environments and conditions, the implementation of automated solutions offers an effective way to address these issues. Moreover, certain tasks can only be effectively solved by using technology, for example accurately sorting different plastic compositions which to the human eye appear the same.

TOMRA AS A LEADING SUPPLIER OF RECYCLING TECHNOLOGY

Over the years a recycling industry has developed consisting of equipment suppliers, material recycling companies and various process management enterprises. Thousands of companies today offer recycling solutions of all different kinds. Placing a number on the total revenues involved is difficult, but one can safely assume that this industry generates several tens of billions of euros in revenues annually. Given the current trends and developments described earlier above, there is little doubt that the recycling industry will grow rapidly in the years to come.

As of today there is no other company in the world that is as well-positioned as TOMRA when it comes to being able to provide technology for efficient recycling. While TOMRA previously only focused on providing solutions for collecting used deposit beverage containers, the company can today offer a wide spectrum of different technological solutions for efficiently recycling a large variety of materials within diverse system frameworks. TOMRA is today a leading provider both in respect to automated collection solutions and so-called "back-end" sorting and compaction technology for mixed material streams.

In other words, solutions for managing the world's increasing amount of waste already exist. Our challenge is to ensure that these solutions will be utilized to an even greater extent in the years ahead.

TOMRA's strategy and financial goals

TOMRA's vision is to be a leading global provider of advanced technology enabling recovery and recycling of used materials. In order to realize this vision the company has positioned itself as a supplier of technology for recognition, sorting and compaction of materials.

The strategy is relatively simple: TOMRA is going to sell products based on these technologies and associated services in all markets with a developed or relatively developed value chain for recycling.

As a pioneer within the area of recycling technology, TOMRA has for many years been a large player in a small industry. This is in the process of changing—TOMRA is on the way to becoming a market leader in a large industry. TOMRA previously had few competitors, delivered tailor-made solutions and was a technology-driven company. In the future TOMRA will most likely have many and quite different competitors. The company's business model must therefore be adapted to new challenges. The solutions that are offered must be market-oriented and in addition well-suited for large-scale industrial production. The company must also be more market-oriented in its business development.

TOMRA has a good foundation for being able to meet these new challenges. During recent years new products have been added to the portfolio, a new organizational structure has been implemented, new people have been recruited for key management positions, and production flexibility and efficiency have increased. TOMRA also has all the most important technological building blocks that are needed to offer our customers good solutions. Additionally the company has the necessary financial resources for attaining further growth.

TOMRA's goal in a financial perspective is to achieve "profitable growth." The easiest way to achieve this is to increase revenues, increase the gross margin and reduce costs. In 2006 TOMRA fulfilled these criteria as a result of structural actions taken in 2005 and the fact that an increasingly positive market situation is developing. This also applies even if one discounts the extraordinary sale of reverse vending machines in Germany in 2006. The combination of good market opportunities and TOMRA's solid competitive position supports we believe the financial goals presented below.

FINANCIAL GOALS (annual averages for the period exclusive machine sales in Germany)

	2006 vs. 2005	2007-2010
Revenue growth:	17 %	› 10 %
Gross margin:	stable	stable
Increase in operating costs:	0 %	4 - 6 %
Increase in operating profit:	› 50 %	15 – 25 %
Return on capital employed*		› 20 %

*EBIT / (Total assets - cash - non interest-bearing debt)


TOMRA

OVERALL STRATEGY

MISSION	VISION	MARKETS	SOLUTIONS
Helping the world recycle	*A leading global provider of advanced solutions enabling recovery and recycling of used materials*	*All markets with developed or emerging recycling value chains*	*TECHNOLOGY* *» Recognition* *» Sorting* *» Volume reduction* *SERVICES* *» Field support* *» Logistics* *» Processing*

TOMRA in the recycling value chain

» Operation of collection centers for beverage containers in California



OPERATIONS

COLLECTION

*The process of **obtaining recyclable materials** from the public*

» Pick-up and transportation of used beverage containers in North America


TOMRA

OPERATIONS

TRANSPORT

*The process of **picking up and transporting** recyclable materials to sorting and processing facilities*

TECHNOLOGY



» Sale and service of automated collection solutions for used beverage containers and/or packaging waste

» Sorting and compaction of used beverage containers in North America


OPERATIONS

SORTING & PROCESSING

The process of ensuring that materials are separated according to specific fractions and compacted for efficient transport


TECHNOLOGY

» Sale of optical recognition & sorting solutions and mechanical compaction equipment for processing of household or industrial waste

RECYCLING

The process of transforming materials into a form that can be used to produce new product



Deposit systems have proven to be very effective in achieving high container return rates. The consequent need for an efficient handling system forms the foundation for TOMRA's reverse vending machine business.

Collection Technology, Deposit Solutions

TOMRA's reverse vending technology provides an efficient and convenient system for collecting and handling deposit beverage containers in retail stores.

Over the years, deposit on beverage containers in combination with a return to retail scheme has been implemented either by law or through independent industry initiatives as a way to encourage high container return rates. The incentive of the deposit, i.e. a fee that is paid by the consumer at the time of purchase and redeemed when the empty container is returned, has proven to be very effective in achieving high return rates. The consequent high number of containers and deposit transactions create the need for an efficient handling system, and this need consequently forms the foundation for TOMRA's reverse vending machine business.

TOMRA's growth has mainly been driven by its ability to automate in-store handling operations in deposit markets around the world. While focusing its early product development on RVMs for refillable containers, TOMRA today also offers a complete range of solutions to handle non-refillable containers as these containers continue to gain market share. The current product portfolio includes everything from machines for non-refillable plastic bottles and/or aluminum cans, to combined machines for both refillable and non-refillable containers of different materials, including crate units and advanced backroom solutions.

Today TOMRA has more than 60,000 reverse vending machines installed in retail stores in over 45 countries worldwide. Approximately 45,000 of these machines have been installed in European countries, 14,000 in North America and 1,000 in South America. Although few markets have introduced deposit legislation in recent years, TOMRA believes deposit will continue to play an important role in future recycling systems. Numerous countries are considering introducing deposit as a way to prevent littering and stimulate recycling, but the outcome of these political processes and the timing of eventual implementation are often uncertain.

Figures in NOK million **COLLECTION TECHNOLOGY, DEPOSIT SOLUTIONS**	**2006**	**2005**
Revenues	**2 429**	**1 183**
Nordic	422	377
Central Europe & UK	1 616	433
US East & Canada	391	373
Gross contribution	**981**	**541**
Gross margin	40 %	46 %
Operating profit before other items	**564**	**117**
Operating margin	23 %	10 %

Materials Handling

TOMRA's collection and materials handling activities are complementary to its RVM business in North America.

MATERIALS HANDLING IN U.S. EAST COAST AND QUEBEC, CANADA

A well-functioning deposit system requires more than just automating the collection of used beverage containers in retail stores. When empty containers have been returned to the retail stores they have to be picked up and transported back to the bottlers for reuse (refillable containers) or to plants where they are processed and prepared for recycling (non-refillable containers).

In Europe the retailers and fillers have taken care of these activities, often referred to as materials handling, through industry-coordinated efforts. In the US no such system is in place, but retailers expect RVM providers like TOMRA to offer this service. As a result, TOMRA has over the years expanded into materials handling activities in connection to its reverse vending business in the eastern US deposit states and in Quebec. This expansion has occurred through acquisitions and joint ventures.

The costs associated with material handling are paid for by those who own the packaging, i.e. beverage producers or retailers. They pay a fee to the materials handling operator, for example TOMRA, that is linked to the number of containers picked-up, processed and sold. TOMRA's revenues and margins therefore experience seasonal swings in line with varying consumption patterns during the year.

Figures in NOK million **MATERIALS HANDLING**	**2006**	**2005**
Revenues	**1 021**	**848**
US East & Canada	500	469
US West & Canada	521	379
Gross contribution	**221**	**196**
Gross margin	22 %	23 %
Operating profit before other items	**101**	**65**
Operating margin	10 %	8 %

COLLECTION & PROCESSING IN CALIFORNIA

In California, the deposit system is organized differently from traditional systems in the rest of the US and Europe. Under the current deposit law, stores with more than two million dollars in annual sales must ensure that a collection center for beverage containers is operated in the vicinity of its location.

TOMRA owns and operates 437 out of the approximately 1,300 collection centers that have been established in California to meet the requirements of the state's deposit system. As in the eastern US and in Quebec, TOMRA also operates its own transportation infrastructure and processing plants in California. In accordance with the California deposit law, the collection center operators become the owners of the returned containers and therefore have a certain exposure towards the markets for used aluminum and PET. This applies only to California as these materials are owned by beverage producers and retailers in other US deposit states.

Due to increased return volume to TOMRA's collection centers, higher commodity prices and internal efficiency improvements, TOMRA's activities in California have experienced rapid revenue growth and increased profitability in recent years. The combination of the company's current market position and the state of California's progressive recycling legislation has turned California into an attractive market for TOMRA into the future.



When empty containers have been returned to the retail stores they have to be picked up and transported back to the bottlers for reuse (refillable containers) or to plants where they are processed and prepared for recycling (non-refillable containers).


Cartons
TESCO
Recycling
Centre
Paper, Card & Cartons
Paper, Card & Cartons
Collect
every time you recycle glass, metal or plastic
Collect
every time you recycle glass, metal or plastic

With increasing awareness of the weaknesses of a system that is based on manual sorting of materials at households or centralized collection sites, TOMRA believes that the need for new collection solutions will increase in the future.

Collection Technology, Non-Deposit Solutions

This business segment develops new opportunities based on the utilization of TOMRA's collection technology and expertise toward recycling materials without deposit.

The majority of the world's collection and recycling infrastructure is not based on deposit systems, but rather on manual solutions such as bottle banks/ igloos and curbside systems. The inefficiencies created by these systems include the mixing of different materials (requiring extensive sorting prior to recycling), and high costs created by pick-up and transportation of non-compacted material. With increasing awareness of the weaknesses of a system that is based on manual sorting of materials at households or centralized collection sites, TOMRA believes that the need for new collection solutions will increase in the future.

With this in mind, TOMRA has in recent years invested significant resources in R&D projects dedicated solely to making the company's technology in deposit markets applicable to non-deposit markets. The key objective has been to create a fully automated, low cost and low maintenance recycling center that could be installed in an outdoor, unattended setting. The targets for this type of solution are markets where current systems are unable to fulfill recycling goals and/or meet certain cost levels.

TOMRA has so far developed two types of automated collection models for non-deposit markets: 1) A lower volume, "kiosk" model that is based on the use of our reverse vending machines; and 2) The high-volume Tomra Recycling Center model featuring a wide range of new technology developed especially for this application. The first model is being applied in Japan while the second is being introduced in the United Kingdom.

In the UK TOMRA has entered into an agreement with Tesco to deliver its newly developed recycling centers to Tesco's largest supermarkets. These centers will replace the current bottle banks which are located in the parking lots outside the stores. This system will increase recycling because consumers like the new solution and in addition are provided various incentives such as product discounts or give-aways. The solution is also more cost-effective for Tesco than the old bottle banks, and contributes in addition to building a positive image for the company. The results so far have been very positive and have encouraged TOMRA to increase its efforts to develop similar solutions in other non-deposit markets.

Together with Sumitomo Corporation, TOMRA has sold permanent RVM-based collection centers to municipalities in Tokyo. The challenge in Japan is first and foremost to reduce the costs of the collection system in the country, while at the same time increasing the amount of PET bottles collected. Through the placement of its automated collection solutions in central locations in Tokyo, TOMRA is helping to reduce the reliance on manual collection systems and consequently reduce costs for the municipalities. In communities where various incentive arrangements have been implemented to stimulate increased participation, a substantial increase in return volume has also been achieved.

Figures in NOK million **COLLECTION TECHNOLOGY, NON-DEPOSIT SOLUTIONS**	**2006**	**2005**
Revenues	**11**	**3**
Central Europe & UK	7	
Rest of World	4	3
Gross contribution	**(9)**	**0**
Operating profit before other items	**(73)**	**(66)**

Industrial Processing Technology

Equipment provided by this segment is contributing to significant cost savings in recycling systems that require extensive sorting of materials after collection and transport (e.g. curbside or bottle bank systems).

This business segment was established through the acquisitions of TiTech Visionsort AS in 2004, Orwak Group AB in 2005, and CommoDaS GmbH in 2006. As a result of these acquisitions, TOMRA is now in a position where it can improve the recycling infrastructure in markets without deposit and apply its technology toward a larger spectrum of materials than used beverage containers. Instead of building up new infrastructure in a market, which is the case with TOMRA's collection technology activities (in the UK and Japan for example), this business segment focuses on introducing new sorting and compaction technology in existing systems in order to make them more efficient.

TOMRA provides two key components for increasing the efficiency of existing systems: 1) TiTech's and CommoDaS' advanced recognition and sorting equipment ensures pure material fractions and in turn maximum sales and recycling value for the collected materials; and 2) compaction equipment from Orwak Group reduces the storage and transport costs of the sorted materials to a minimum.

» With TiTech's optical sorting solutions, large material recovery facilities are able to sort a greater amount of volume of materials such as plastics and paper at a lower cost and with higher precision than with traditional labor-intensive solutions. Today TiTech has more than 1,000 installations worldwide and activities in important markets such as Germany, the UK, France, Italy, Spain, Japan and the United States. As optical recognition and sorting continues to gain acceptance, TiTech will be able to increase the use of its equipment in existing segments like packaging and paper and also expand into new segments such as construction & demolition waste and electrical & electronic waste.

» CommoDaS' solutions provide a fast and precise way to sort metals, glass, electronic waste, minerals and other valuable materials. Various technologies, such as x-ray transmission, color line-scan cameras, and metal sensors, are utilized to achieve this. The company today has activities in more than 20 countries on four continents and an installed base of over 500 systems.

» The Orwak Group develops, manufactures and sells compactor solutions to various industries. Compaction allows for reduced storage needs for empty packaging and significantly reduced transport costs. With over 50,000 units installed worldwide, the Orwak Group is a leading supplier within the small and large compactor markets.

Figures in NOK million

INDUSTRIAL PROCESSING TECHNOLOGY	**2006**	**2005**
Revenues	**504**	**379**
Nordic	65	83
Revenues	262	203
Rest of Europe	87	30
US East & Canada	31	23
Rest of World	59	40
Gross contribution	**240**	**174**
Gross margin	48 %	46 %
Operating profit before other items	**79**	**37**
Operating margin	16 %	10 %



TOMRA is now in a position where it can improve the recycling infrastructure in markets without deposit and apply its technology toward a larger spectrum of materials than used beverage containers.

Corporate Responsibility

CONTRIBUTING TO A CLEANER, MORE SUSTAINABLE WORLD

TOMRA is a global leader in developing and providing advanced solutions for recognition, sorting and compaction of waste material. We play a significant role therefore in helping the world to recycle and reuse, rather than waste, valuable resources. This is our most important contribution to promoting a cleaner, more sustainable world.

Our contribution is an integral part of our business growth, a motivator for our employees, and a signal to investors and society that we play a part in solving the challenges of the future.

RESOURCE CONSERVATION

TOMRA's products and services enable more effective and efficient recycling systems. In some cases we help making existing collection systems more efficient, and in other cases we help to establish new methods of collection that would not have been financially viable without TOMRA's innovative technology.

It is estimated that the reduction, or avoidance, of greenhouse gas emissions enabled by TOMRA's recycling technology, services and operations across all business segments equalled around 10 million metric tons of CO2 equivalents in 2006. This represents approximately 20% of the total annual emissions of Norway, the country where TOMRA is headquartered.

Below is an overview of resources conserved as a result of TOMRA's operations.

» TOMRA's reverse vending machine technology enabled the collection of 30,000,000,000 used beverage containers for recycling and reuse. This amounts to about 3 percent of the annual worldwide consumption of packaged beverages, enough to completely fill up the Colosseum in Rome every day of the year.
» In the United Kingdom, TOMRA helped its customer TESCO to collect around 10 million units of household packaging and around 500 metric tons of paper and cardboard through the 6 pilot recycling centers in operation throughout 2006. In 2007 TOMRA will install an additional 100 centers for TESCO, and consequently the volume of packaging units collected for recycling is expected to become even more significant.
» In Japan around 30 million container units were collected with TOMRA equipment in 2006, showing that innovative recycling solutions attract interest and acceptance among consumers.
» The automated waste recognition and sorting technology provided by TOMRA subsidiaries TiTech Visionsort and CommoDaS helps divert tens of billions of household waste items annually from a costly grave in landfills around the world.
» Equipment provided by TOMRA's subsidiary Orwak Group compacts approximately 77,000 metric tons of waste material daily worldwide. This is estimated to save more than 260,000 material transports and roughly 7.7 million liters of fuel each day.

Dow Jones Sustainability Indexes Member 2006/07

SRI

BEST IN CLASS environmental and social performance STOREBRAND SRI

ETHIBEL MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

MOST SUSTAINABLE CORPORATIONS GLOBAL 100

TOMRA's ENVIRONMENTAL FOOTPRINT

TOMRA's own environmental footprint is formed by the company's product manufacturing processes and its sales and service operations in more than 45 countries around the world.

Conservation of natural resources

TOMRA established a program in 2001 to reduce the environmental footprint of the organization within 2007, and as achievements are summed up we can conclude that all targets were achieved with the exception of the target for water consumption.

TOMRA measures and reports on its environmental footprint in terms of "eco-intensity." This indicator is calculated by dividing environmental impact by financial value added. The rationale for choosing this method was to remove effects that would occur as TOMRA acquired or divested companies and operations.

A description of this methodology plus further details about the environmental program and its results are available on TOMRA's corporate website (www.tomra.com). The high level of activity in several markets during 2006 has helped TOMRA to reach its targets as value creation has increased more than fixed and variable environmental costs.

ECO-INTENSITY TARGETS AND RESULTS, 2001 – 2006


Eco-intensity, energy
MWh / VA
Eco-intensity, greenhouse gas emissions
tCO / VA
Eco-intensity, waste generation
METRIC TONS / VA
Eco-intensity, water usage
CUBIC METERS / VA
2001
2002
2003
2004
2004 (IFRS)
2005 (IFRS)
2006 (IFRS)
Eco-intensity
Target 2007

TOMRA is interested in your feedback or comments to its corporate responsibility reporting program, please do not hesitate to contact us at:

Tomra Systems ASA
Corporate Responsibility
P.O. Box 278, 1372 Asker, Norway

impact@tomra.com

We will continue to make sure that TOMRA's recycling products and solutions represent the most environmentally friendly recycling technology available, across all phases of the product life cycle.



Designing products with reduced environmental footprint

In 2001 TOMRA also established targets for its engineers and designers to reduce the environmental footprint of TOMRA's products. The key objectives were to increase the net positive environmental impact of TOMRA's operations and to meet the then forthcoming EU regulations on reduction of hazardous substances and waste electrical and electronic equipment. The "Design for Environment" program set out to achieve a range of improvements to TOMRA's RVM product portfolio:

- Energy efficiency measures.
- Increased use of recycled plastics in construction.
- Reduction of excess surface treatment of metals.
- Elimination of heavy metals and substances from new TOMRA products by 2006 (in accordance with EU WEEE and ROHS directives). This includes lead, cadmium, hexavalent chromium and certain flame retardants.

TOMRA is pleased to see that all the original goals established six years ago have been met. We will however continue to make sure that TOMRA's recycling products and solutions represent the most environmentally friendly recycling technology available across all phases of the product life cycle. A new design-for-environment program is being developed, and this will be presented in the 2007 corporate responsibility report.

ECONOMIC VALUE CREATION

TOMRA is a provider of recycling solutions, but also of employment opportunities and salaries for employees, tax contributions to governments and dividend to shareholders. As most business organizations, TOMRA have a widespread economic effect on society.

TOMRA reports its economic contribution in terms of value distribution. In this term we include the value added generated in the reporting year as well as any extraordinary distribution of value previously generated such as extraordinary dividends and share buy backs.

Value added within TOMRA's operations in 2006 amounted to 1,524 MNOK, up from 877 MNOK in 2005.

VALUE DISTRIBUTED 2006
(Value added, dividend and share buy back)



Financial expenses 0,4%
Minority interest 0,8%
Share buy back 26,3%
Salaries 54,8%
Dividend 3,9%
Taxes 13,7%

VALUE DISTRIBUTED 2005
(Value added, dividend and share buy back)



Financial expenses 0,4%
Minority interest 1,0%
Share buy back 15,1%
Salaries 56,7%
Dividend 22,9%
Taxes 3,9%

SOCIETAL IMPACT: KEY PERFORMANCE FIGURES

		2006 (IFRS)	2005 (IFRS)	2004 (IFRS)	2004 (NGAAP)	2003 (NGAAP)	2002 (NGAAP)
Impact on environment							
Energy consumption	GWh	94	77	75	107	90	106
Carbon dioxide emissions	Metric tons	24 700	21 000	22 000	30 900	27 300	27 900
Water usage	Cubic meters	55 000	50 600	55 000	63 200	178 000	30 600
Waste generation	Metric tons	1 586	1 580	1 460	1 470	1 650	1 750
Used beverage container throughput [1]	Billion units	30.5	26.5	25.7	25.7	26.0	26.2
Material, secondary processing	Thousand metric tons	295	314	352	352	337	319
Aluminum reclamation	Thousand metric tons	0	0	0	42	46	49
Waste sorting by TiTech Visionsort[2]	Thousand metric tons	7 500	4 500	2 100	2 100	-	-
Impact on people							
Number of employees	#	2 022	1 906	1 824	1 972	1 976	2 048
Female employees	%	18	19	17	17	20	19
Female managers[3]	%	17	17	16	16	18	-
Ethnic minority employees[4]	%	35	34	33	33	21	27
Reportable injuries[5]	#	65	153	178	178	253	308
Impact on economy							
Reporting scope[6]	% of group revenue	99	99	99	99	99	99
Operating revenue	MNOK	3 965	2 413	2 142	2 512	2 463	2 674
Value added	MNOK	1 524	877	1 040	1 003	994	1 139
Expenses	MNOK	2 279	1 396	965	1 343	1 296	1 342
Equity	MNOK	1 972	2 166	2 564	2 270	2 594	2 470
Return on equity	%	21.3	0.9	6.4	4.7	6.7	10

1) Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
2) TiTech Visionsort AS' installed capacity (owned and operated by customers).
3) Manager' is defined as a leader with at least one directly reporting employee
4) Ethnic minority' is defined as an employee that is considered an ethnic minority in his or her country of employment
5) Reportable injury' is defined as an injury that requires medical attention beyond first aid.
6) TOMRA's subsidiary in France is not reporting due to size. Distributors and agents are not reporting.

1. CORPORATE GOVERNANCE REPORTING
The report is included in the annual report. TOMRA has established a code of conduct for managers within the Group.

2. BUSINESS DESCRIPTION
TOMRA's scope of business and strategy is established in the by laws, and is described in detail in the annual report and several other available documents.

3. EQUITY AND DIVIDENDS
For practical reasons, the Board got in December 2006 an 18 months proxy for the purchase of treasury shares. This is somewhat longer than the recommended duration, which suggests that such proxies should expire at the next ordinary annual general meeting.

4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES
All material recommendations are fulfilled. No material transactions between the company and related parties that demand a third party valuation have occurred in 2006.

5. FREELY TRADED SHARES
No form of restriction on trading of the company's share exists.

6. GENERAL MEETINGS
All material recommendations are fulfilled.

7. NOMINATION COMMITTEE
Deadlines for submitting proposals have not been communicated previously. This will be done going forward. Besides that, all material recommendations are fulfilled.

8. CORPORATE ASSEMBLY AND BOARD OF DIRECTORS
All material recommendations are fulfilled.

9. THE BOARD OF DIRECTORS' ACTIVITIES
For the time being, no deputy chairman has been appointed. The Board is evaluating the need for such a position on a consecutive basis.

10. REMUNERATION OF THE BOARD OF DIRECTORS
All material recommendations are fulfilled

11. REMUNERATION OF EXECUTIVE MANAGERS
All material recommendations are fulfilled.

12. INFORMATION AND COMMUNICATION
All material recommendations are fulfilled.

13. TAKEOVERS
No guiding principles for how the Board of Directors will act in the event of a takeover bid have been established. The Board is evaluating the need for such principles on a consecutive basis.

14. AUDITOR
All material recommendations are fulfilled.

CORPORATE GOVERNANCE

In TOMRA, corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders and other stakeholders such as employees, suppliers and customers. TOMRA's Corporate Governance Policy has been approved by the Board of Directors and is available on TOMRA's corporate website (www.tomra.com).

Values, code of conduct and quality systems

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be of vital importance for the success of our organization, and the basis for the way we conduct ourselves as we strive to achieve our business goals. TOMRA has also developed and implemented an internal code of conduct which sets out key principles for employees in terms of behavior as TOMRA representatives.

TOMRA's quality and environmental management systems are based on the international ISO 9001 and ISO 14001 management systems standards. All units within the Technology division of Tomra Systems have been certified according to these standards. This assures that our internal systems and procedures are aligned with international "best-practice" and that responsibility and authority is allocated for all important tasks.

Corporate governance policy

TOMRA has implemented a corporate governance progam in accordance with the Norwegian recommendation for corporate governance. On the left is a short summary with references to the chapters in the recommendation dated 8 December 2005 with focus on discrepancies between TOMRA's practices and the recommended practices. TOMRA's complete corporate governance policy is available on TOMRA's corporate website (www.tomra.com).

Principles for remuneration of Group Management
The guiding principle is that remuneration and other employment terms for Group Management shall be competitive to ensure that TOMRA can attract and retain skilled persons.

Salary should include both a fixed and a variable part. The fixed salary should reflect the individual's area of responsibility and performance over time. The variable salary may amount to a maximum of 55% of the fixed annual salary and be based on the TOMRA Group's and/or the executive's unit's fulfillment of certain performance goals.

The performance goals for the CEO are defined by the Board of TOMRA. The goals for the other Group Management members are defined by the CEO and reviewed by the TOMRA Compensation Committee. The goals may be related to financial targets, such as operating profit, or other performance related work objectives.

The CEO's remuneration package, and adjustments of this, is agreed between the CEO and the Chairman of the Board and approved by the Board of TOMRA. The remuneration packages for the other Group Management members, including adjustments of these, are agreed between each member and the CEO, reviewed and approved by the Compensation Committee and finally reviewed by the Board of TOMRA.

There will not be established any new option programs in 2007-2008. Instead, a Long Term Incentive Plan (LTIP) has been established for Group Management members and other senior managers within TOMRA.

For Group Management members, the LTIP is tied to the achievement of profit growth by the Group. The LTIP is established and approved by the Board of TOMRA. The Compensation Committee monitors that the plan is executed according to the mandate and intentions.

In addition to fixed and variable salary other benefits such as company car, health insurance, interest- and installment free loans, free newspaper and telephone might be provided. The total value of these benefits should be moderate and only account for a limited part of the total remuneration package.

There are no special pension plans for Group Management members as they participate in the same plans as other employees in the jurisdiction they are employed, except where pension plans had been established before TOMRA acquired an entity and the Group Management member was a party of the plan at the date of acquisition.

The notification period for Group Management members should be three to six months, except for US-based members where fixed-length assignments might be established.

The CEO should be entitled to 12 months severance pay. No other automatic severance pay or post employment arrangements for Group Management members should exceed 24 months. A detailed account of the remuneration of each member of Group management, including the LTIP, is found in disclosure note 13.

TOMRA INVESTOR RELATIONS CONTACT:

Håkon Volldal
Vice President, Investor Relations and Business Development
Telephone +47 66 79 92 29
Fax +47 66 79 92 50
Mobile +47 97 71 99 73
E-mail hakon.volldal@tomra.no

TOM



Sitting, from left:

Karen Michelet
(Employee representative)
Board member since 2005.
Number of TOMRA shares/
options held: 2,040/960.

Klaus Nærø
(Employee representative)
Board member since 1988.
Number of TOMRA shares/
options held: 3,112/4,800.

Jan Chr. Opsahl
Chairman
Board member since 1988.
Number of TOMRA shares/
options held: 90,000/0.
Other board affiliations:
Tandberg ASA; Tandberg TV ASA.

Grethe Aasved
Board member since 2005.
Number of TOMRA shares/
options held: none.
Other board affiliations: none.

Standing, from left:

Hanne de Mora
Board member since 2002.
Number of TOMRA shares/
options held: 6,000/0.
Other board affiliations:
Telenor; Sandvik.

Jørgen Randers
Board member since 1991.
Number of TOMRA shares/
options held: 32,100/0.
Other board affiliations:
YA Holding, eGroup ASA,
Miljøforskningssenteret AS and
WWF International. Member of
the "sustainability councils"
of the Dow Chemical Company
and British Telecom.

SUMMARY AND HIGHLIGHTS

» Operating revenues of NOK 3,965 million represented an increase of 64 percent compared to 2005. Operating profit increased from NOK 133 million in 2005 to NOK 655 million.

» TOMRA delivered almost 8,800 reverse vending machines to Germany in 2006 as a result of the implementation of a national deposit system for non-refillable beverage containers.

» TOMRA's North American operations noted its best year ever with operating revenues of NOK 1,412 million and a record high operating profit.

» TiTech delivered increased revenues and profit for the fourth year in a row. In June TiTech's operations were further strengthened with the acquisition of CommoDaS GmbH.

» In May 2006 TOMRA entered into a partnership agreement with Sumitomo Corporation for the sale, marketing and operation of automated collection solutions for used beverage containers in Japan.

» Tesco ordered 100 TOMRA recycling centers in June 2006 for its supermarkets in the UK. The order represented a commercial breakthrough for the sale of collection solutions in markets without deposit on beverage containers.

» In 2006 TOMRA sold more than 1,000 UNO reverse vending machines—a solution developed specifically for small stores, kiosks and gas stations.

» TOMRA's capital structure was adjusted through the repurchase of almost 10 million treasury shares during the year. These shares, together with 5 million shares acquired in 2005, will be canceled as approved at the Annual General Meeting.

» TOMRA continued in 2006 its work toward being a leading company internationally in the area of corporate responsibility.

FINANCIAL PERFORMANCE 2006

Operating revenues in 2006 amounted to NOK 3,965 million. This represented an increase of 64 percent in relation to 2005. Organic growth, i.e. growth adjusted for currency fluctuations and asset sales or acquisitions, was 61 percent. All of TOMRA's business segments contributed to this growth, but increased sales of reverse vending technology to retailers in Germany represented the largest contribution.

Total operating profit was NOK 655 million in 2006. This increase, relative to the NOK 133 million achieved in 2005, was due primarily to increased sales within all business segments. The 2005 figure was also negatively influenced by NOK 79 million in write-offs and restructuring costs.

Net profit after taxes equaled NOK 440 million in 2006, compared to 22 million in 2005. A loss of NOK 70 million from the sale of TOMRA's Brazilian operations affected the Group's earnings in 2005. Earnings per share in 2006 equaled NOK 2.48 against NOK 0.05 in 2005.

TOMRA's balance sheet as of 31 December 2006 was NOK 3,310 million. This represented an increase of 11 percent relative to the balance at the beginning of the year. Cash flow from operations ended at NOK 346 million compared to NOK 243 million in 2005. Liquidity was good, and the equity ratio equaled 62 percent at year-end.

Tomra Systems ASA made NOK 217.5 million in net profit for 2006. The Board of Directors recommends the following profit allocation for 2006, including the proposal for a dividend distribution of NOK 0.40 per share, which is an increase of NOK 0.05 compared to 2005:

Dividend	NOK 65.8 million
Retained earnings	NOK 151.7 million
Total amount applied	NOK 217.5 million



The Board of Directors confirms that the accounts have been prepared on a going concern basis and according to IFRS for the Tomra Group and NGAAP for Tomra Systems ASA. Furthermore the Board is of the opinion that the financial accounts give a correct representation of the company's activities in 2006.

THE FRAMEWORK GOVERNING TOMRA'S OPERATIONS

TOMRA's reverse vending technology provides an efficient collection and handling system for deposit beverage containers in retail stores. Correct recognition as well as automated sorting and storage of empty containers reduce retailers' handling costs to a minimum. This idea formed the basis for the establishment of TOMRA in 1972. The company's growth since its inception has mainly been driven by the implementation of beverage container deposit systems in new markets, either through voluntary or legislatively enforced arrangements.

Early in the 1990s TOMRA expanded its activities with the addition of comprehensive solutions to cover a greater part of the beverage container recycling value chain. In this way TOMRA's technology became even more important as the centerpiece for achieving additional efficiency in the operation of deposit systems. Automated compaction of used non-refillable containers contributes to the reduction of transport costs and subsequent handling. Electronic collection and processing of transaction data from the reverse vending machines also assure secure and cost-effective administration of the deposit funds and materials. This expansion of the business model was, and still is, key to TOMRA's growth in the North American market.

Despite all the documented advantages of a deposit system, few markets besides Germany have implemented deposit in recent years. Recognizing that it could take time before new markets accepted deposit as an effective means of recycling used packaging, TOMRA decided to start developing collection and sorting technology that could also be utilized in markets without deposit on beverage packaging. The results of the company's efforts in this regard have been positive, and in 2006 TOMRA's revenues from non-deposit activities represented more than 15 percent of the company's total revenues. This percentage is expected to increase in the years ahead.

In 2006 TOMRA experienced strong growth within its traditional deposit business as well as a number of breakthroughs in its non-deposit activities. The company's operations today are now more robust and less dependent on individual markets. Even though in the short run swings in demand for TOMRA's solutions may occur, the company will in the long run be able to capitalize on strong macro trends that are working in favor of the recycling industry. This includes such factors as increasing per capita waste levels, stricter waste recycling regulations, greater corporate responsibility and environmental awareness, and the growing view that used materials are in fact valuable resources rather than waste. In some markets these factors will result in the implementation of deposit systems, in others different solutions will be developed. Regardless of which solutions are selected, TOMRA is of the opinion that more ambitious recycling rates require increased use of technology. In this sense, TOMRA is in a unique position as being one of the world's leading providers of high-tech solutions in an industry that will undoubtedly grow in the years ahead.

KEY ACTIVITIES

TOMRA's mission statement is "Helping the world recycle." In pursuit of this, TOMRA has become an international corporation with a presence in more than 45 countries around the world. The company's headquarters are located in Asker, Norway, and its principal markets lie in North America and Europe.

The company's activities are organized within four business divisions: Collection Technology, Deposit Solutions; Materials Handling; Collection Technology, Non-Deposit Solutions; and Industrial Processing Technology. The first two segments are related to TOMRA's activities in markets with deposit on beverage containers. The latter two segments represent the company's activities in markets without beverage container deposit systems and other material streams beyond beverage packaging.

Collection Technology, Deposit Solutions

TOMRA's activities within this business segment include the sale, lease and servicing of reverse vending machines, primarily in Europe and North America. In addition TOMRA provides data administration systems which monitor the volume of collected materials and associated deposit transactions.

In 2006 the revenues within this business segment amounted to NOK 2,429 million, an increase of 105 percent compared to 2005. The gross contribution and operating profit increased to respectively NOK 981 million (NOK 541 million in 2005) and NOK 564 million (NOK 117 million in 2005). Restructuring costs of NOK 58 million impacted the operating profit for 2005 negatively.

TOMRA maintained its position as the leading supplier of reverse vending machines in Europe in 2006. Revenues from the European operations amounted to NOK 2,038 million, an increase of 152 percent compared to 2005. This strong growth was due in large part to the installation of 8,800 reverse vending machines in Germany as a result of the national deposit system for non-refillable containers that became effective 1 May 2006. TOMRA expects to sign additional contracts in Germany during 2007, but it is difficult to indicate the specific volumes and timing concerning these orders.

In addition to the extraordinary sales in Germany in 2006, TOMRA experienced strong growth in mature markets such as the Nordic countries and The Netherlands, as well as a solid increase in service revenues generally in Europe. The increase in service revenues comes as a consequence of increased focus on the sale of service contracts. Additionally more than 1,000 UNOs were sold, a machine specifically targeting small stores, kiosks and gas stations. In January and February of 2007 TOMRA signed several important agreements in Denmark and Finland for deliveries of reverse vending solutions, which will have a positive effect in the 2007 and 2008 fiscal years.

The reverse vending activities in North America generated total revenues of NOK 391 million in 2006, up five percent relative to 2005. The increase measured in the local currency was also five percent. TOMRA maintained its leading market position in 2006 and installed 1,700 reverse vending machines during the year. Approximately 1,000 of these machines were sold, while 700 were leased out. Among the highlights in 2006 was an extensive replacement contract worth about NOK 70 million from a supermarket chain in Michigan. Profitability was also improved through higher net margins and reduced operating costs. It is expected that the sale of reverse vending machines in North America will fall somewhat in 2007 compared to 2006 due to the fact that the market is relatively saturated and that 2006 was a very strong year.

As described in the Directors' Report for 2005, the EU Commission has accused TOMRA of having hindered competition in the reverse vending market within Austria, Germany, Holland, Norway and Sweden by having implemented an exclusive strategy during the period 1998 to 2002. At the end of 2006 the Commission decided to impose on TOMRA a fine of EUR 24 million. The TOMRA Board of Directors considers the EU Commissions' decision to be without



foundation, and has appealed the decision to the EU Court of First Instance. The case is expected to be considered by the Court of First Instance during 2007. No provisions have been made, please see note 5 in the financial statements.

Materials Handling

TOMRA picks up, transports, processes and markets used beverage packaging on behalf of beverage producers on the East Coast of USA and in Canada. In California, TOMRA also owns and operates a network of collection centers situated outside retail locations.

In 2006 this business segment contributed total revenues of NOK 1,021 million, an increase of 20 percent over 2005. The increase measured in USD was 21 percent. The gross contribution and operating profit increased respectively to NOK 221 million (NOK 196 million in 2005) and NOK 101 million (NOK 65 million in 2005). The operating profit for 2005 included NOK 6 million in restructuring costs.

Revenues from the materials handling operations on the East Coast of USA and Canada equaled NOK 500 million, an increase of 7 percent compared to 2005. This growth resulted from increased activities in Canada and better marketing of the collected materials. Profitability in 2006 was at a record high as a result of further streamlining of the transport and processing operations. Some of these savings however were negated by increased costs for fuel. The trend toward increased consumption of bottled water, which is not subject to deposit in many states, is also reducing the total volume of beverages with deposit such soft drinks and beer. This in turn can lead to reduced container volumes and consequently lower income in 2007.

The collection operations in California experienced significant growth and an increase in profitability in 2006. Revenues increased by 37 percent compared to

2005, going up to NOK 521 million. Measured in USD the increase equaled 38 percent. This large increase was driven by significantly higher return volumes and attractive commodity prices. The amount of materials collected through TOMRA's recycling centers increased by 13 percent during 2006, and the number of collection sites increased from 433 to 437. The volume of materials purchased from other operators on the market (so-called "commercial volume") increased by 43 percent. This volume contributes to increased revenues and earnings, as well as better utilization of TOMRA's infrastructure, but has lower margins than the other aspects of the California operations. On the back of increased revenues TOMRA also saw a strong rise in profitability compared to 2005. A regulatory change that was adopted in California in 2006 will raise the deposit amount on containers starting in 2007. In all probability this will lead to greater return volumes and growth in income in the coming year.


Plastic • Glass • Meta
Plastic, Glass & Metal
Plastic, Glass & Metal

Collection Technology, Non-Deposit Solutions
This segment includes general business development initiatives and activities connected to TOMRA's new solutions for collecting packaging in markets without deposit. In 2006 these operations were primarily focused in Japan and Great Britain.

Revenues came in at NOK 11 million in 2006 versus NOK 3 million in 2005. The low sales can be explained by the fact that these activities in both 2005 and 2006 were in large part related to pilot and test projects. Due to extensive investments in technology, particularly in regard to Great Britain and general business development activities, the operating loss in this segment equaled NOK 73 million in 2006 compared to an operating loss of NOK 66 million in 2005.

2006 marked a commercial breakthrough for the Tomra Recycling Center (TRC). TRC is a new, completely automated, outdoor platform for the collection of packaging in markets without deposit. After having tested the concept for over a year, Tesco Plc ordered in June 2006 100 TRCs from TOMRA for its stores in Great Britain. The order has a total value of about NOK 100 million. Five centers were delivered in the fourth quarter 2006 and the rest will be delivered in 2007. The order from Tesco means that TOMRA has now industrialized the production of the centers and that the concept is ready to be tested in other markets. Approximately NOK 50 million was spent on the TRC program in 2006 compared to NOK 30 million in 2005. This increase in costs was due to high activity in connection with the start of the Tesco deliveries, including the establishment of support organization in the UK as well as extra cost of NOK 15 million to replace the principle sub-contractor in November 2006.

One of the main goals of TOMRA's initiative concerning outdoor recycling centers in Japan in 2006 was to establish a more extensive collaboration with Sumitomo Corporation. After successful test installations in Tokyo and Yokohama, as well as the sale of the first permanent centers in several wards of Tokyo in 2005 and 2006, TOMRA and Sumitomo entered into a strategic partnership in May. The signing of the partnership agreement was an important milestone in the expanded cooperation between the two companies, and the agreement establishes a good foundation for what both companies believe will become a major and attractive operation in the future. The short-term goal for TOMRA and Sumitomo is to establish an installed base of 100 machines in Tokyo by the summer of 2007, and this goal is well underway to being achieved. By the end of 2006 almost 50 machines had been installed.

An order of just over 200 reverse vending machines by a Greek company was another highlight for TOMRA in 2006. The machines will be utilized as part of outdoor recycling centers in Athens. At the time of this writing 40 machines have been delivered, and the rest will be delivered during 2007. A successful implementation in Athens can result in similar solutions being placed in other cities in Greece and other markets.

Industrial Processing Technology

TOMRA established this business segment with the acquisition of TiTech Visionsort in 2004 and Orwak Group AB in 2005. TiTech's solutions allow large material processing facilities to sort greater amounts of materials such as plastic and paper at a lower cost and with greater precision than with traditional labor-intensive methods. Orwak Group develops, manufactures and sells compaction solutions to a number of different industries. TiTech and Orwak Group have a global customer base, although their principal markets are located in Europe and North America.
Revenues and operating profit in 2006 were respectively NOK 504 million (NOK 379 million in 2005) and NOK 79 million (NOK 37 million in 2005). Included in the 2005 operating profit were NOK 5 million in restructuring charges. The increase in revenues and operating profit was driven by strong organic growth as well as the acquisition of CommoDaS GmbH in June.

2006 was once again a record year for TiTech, being the fourth year in a row in setting new highs with regard to revenues and operating profit. Turnover increased by 40 percent compared to the previous record year of 2005. Strong growth in the company's traditional operations in combination with increased sales within new segments and markets were instrumental in delivering the good results. The outlook for TiTech in 2007 is also good.

Based on the positive experience with its acquisition of TiTech, TOMRA purchased CommoDaS GmbH in June 2006. CommoDaS has its headquarters in Germany and is a leading supplier of advanced technology for recognition and sorting of high-value materials such as metal, plastic, glass, minerals and gemstones.

TiTech and CommoDaS together will have a strong market position in the majority of relevant segments within the processing equipment industries, as well as having a unique technology platform on which to grow further. The transaction was completed with a payment of approximately NOK 100 million (including NOK 10 million in interest-bearing debt). The agreement also calls for a possible additional payment should CommoDaS' operating margin exceed 15 percent in 2007.

Orwak Group AB also had a positive development of its business in 2006. Revenues increased by 4 percent, and its efforts toward selling its smaller vertical compactors in particular showed significant progress. This product line experiences an increase in revenues of 7 percent, while the sale of large, horizontal balers went down compared to 2005 because of delays in certain deliveries.

Research and development activities

Research and development activities plus other future-oriented projects were expensed at 132 MNOK. The comparative figure for 2005 was NOK 146 million. The primary R&D activities during 2006 were related to the development of reverse vending technology (Collection Technology, Deposit Solutions) and new collection technology for markets such as Japan and the UK (Collection Technology, Non-Deposit Solutions). A large part of the costs in 2006 were connected to the delivery of several thousand machines developed specifically for Germany, and to the industrialization of the Tomra Recycling Center (TRC) platform.

FINANCIAL RISK

TOMRA faces normal business risks related to contractual agreements with customers and suppliers. There are however several conditions that could affect the industry in which TOMRA operates. A reduction in recycling targets and ambitions, lower labor costs, and falling material commodity prices would negatively influence TOMRA's business as the need for advanced recycling technology would become less obvious. Currently however these factors are moving in the opposite direction and are therefore working in TOMRA's favor.

TOMRA's operations are also to a large extent influenced by political decisions, specifically with regard to deposit legislation. If a country or state decides to remove its existing deposit system there will be limited incentives for TOMRA's customers to maintain current or invest in new TOMRA equipment. In some markets, like for example in the United States, an elimination of the deposit legislation would immediately dissolve the foundation for TOMRA's daily operations. On the other hand, the implementation or expansion of deposit systems in a country or state will create new growth opportunities for TOMRA.

Responsibility for financing, cash management and financial risk management is handled by the finance department within Tomra Systems ASA. Historically speaking, TOMRA has seldom experienced losses on accounts receivable, and the corporation's routines concerning credit approval are considered as satisfactory. TOMRA's surplus cash is placed primarily in Norwegian crowns (NOK) with duration of less than six months. Interest-bearing debt is mainly taken up in NOK, normally at interest rates fixed for a period of less than six months.

TOMRA is exposed to fluctuations in currency exchange rates. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian crown will lead to reduced earnings for the Group when measured in this currency. The majority of risk is connected to swings in the euro and U.S. dollar. TOMRA takes advantage of forward exchange contracts to hedge future cash flows in foreign currencies. As of



the end of 2006, no hedge accounting was applied to any of TOMRA's contracts.

In addition TOMRA has implemented the financial risk management systems one would expect given the size and complexity of the company's operations. The Board of Directors and its Audit Committee regularly review the management's financial risk evaluations.

CORPORATE RESPONSIBILITY

Through its operations TOMRA is helping the world to recycle and reuse, rather than waste, valuable resources. This is the company's most important contribution to a cleaner and more sustainable society. This contribution is important because it is an integral part of TOMRA's operational development and because it is a motivating factor for the company's employees. It also sends a signal to investors and the world at large that TOMRA is playing a role in solving the challenges of the future.

Tomra Systems ASA is certified according to the ISO 14001 standard for environmental leadership and has publicly communicated its environmental targets since 1998. TOMRA's positive impact on the environment is achieved primarily through the energy and material savings resulting from the use of the company's recycling solutions. TOMRA's negative impact on the environment is principally connected to consumption of energy in buildings, industrial processes and motor vehicles, waste generation, greenhouse gases from use of fossil fuels, as well as water usage. Overall TOMRA's environmental balance sheet shows a very positive net impact on the environment.

Further details about TOMRA's impact on the environment are presented on page 24 in this report.

Organization, health, environment and safety
The number of employees in the Tomra Group was 2,022 at the end of 2006. This number includes the employees of CommoDaS GmbH. In 2005 the number of employees was 1,906 at year-end. In Norway the number of employees went from 238 at the end of 2005 to 242 at the end of 2006.

TOMRA facilitates equal opportunity for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate the promotion of opportunities or development of its employees on the basis of race, color, religion, gender, natural origin, age, disability, sexual orientation or any other physical attribute.

Female employees numbered 18 percent of TOMRA's work force and held 17 percent of its management positions at the end of 2006. Three of TOMRA's six board directors are women. The number of employees that are considered ethnic minorities in the countries in which they are employed went up from 34 percent in 2005 to 35 percent in 2006.

The absence rate due to sickness within Tomra Systems ASA increased to 3.0 percent in 2006 from 2.4 percent in 2005. The number of job-related injuries in TOMRA requiring medical attention beyond basic first aid was reduced from 153 in 2005 to 65 in 2006. The reduction in injuries is a result primarily of improvement measures taken within our North American operations, including the utilization of more technology in our material handling operations, increased investment in safety and training programs, and most importantly, management's increased focus on safety issues.

Tomra Systems ASA is certified according to ISO 9001. This standard is used as guidance for the company's quality assurance procedures. TOMRA also applies



a goal- and result-orientation system throughout the entire organization, including performance and leadership evaluation. In 2006 TOMRA also carried out a job satisfaction survey among its employees, and the results were positive.

Corporate governance

TOMRA defines corporate governance as those processes and control structures which are established to protect the interests of the company's shareholders and other stakeholder groups. TOMRA's guidelines for corporate governance, core values and leadership principles are aligned to ensure sustainable development of the company. These guidelines include the role of the Board and its various committees, requirements concerning the impartiality of its board members, and board compensation. TOMRA's corporate governance policy is included in this report on page 28 and can also be found on TOMRA's website www.tomra.com.

SHAREHOLDERS AND CAPITAL

The number of TOMRA shareholders fell from 15,003 at the end of 2005 to 12,218 at the end of 2006. The amount of shares held by non-Norwegian residents at the end of 2006, 35 percent, remained unchanged relative to year-end 2005. The TOMRA share price dropped 11 percent from NOK 48.30 at the end of 2005 to NOK 43.00 at the end of 2006. The high liquidity of TOMRA stock was maintained in 2006, with 585 million shares changing hands in 2006 compared to 601 million the year before.

The face value of each share is one Norwegian crown (NOK 1). The total number of outstanding shares at year-end 2006 was 173.6 million—a reduction of 4.9 million from 2005. This reduction resulted from the Board's decision to buy back up to 10 million shares as approved at the general shareholders meeting in October 2005. A total of 4.9 million shares were purchased and the cancellation of these shares was approved at the general shareholders meeting in May 2006.

At this same meeting the Board asked for a new approval to buy back another 10 million shares. TOMRA bought back 8.9 million shares in 2006, which were subsequently cancelled as agreed at the extraordinary shareholders meeting in December 2006. With these cancellations the total number of outstanding shares is 164.7 million. In December the Board once again was authorized to buy back another 10 million shares prior to the next general shareholders meeting in 2008.

The share buyback program is financed partially by operating cash flow and partially through a bank loan of NOK 500 million entered into in 2006. Even after this loan, TOMRA has a very solid balance and the necessary financial flexibility for ensuring that growth initiatives can be realized.

Asker, 13 February 2007

Jan Chr. Opsahl *Chairman*	Jørgen Randers *Board member*	Hanne de Mora *Board member*	Grethe Aasved *Board member*	Klaus Nærø *Employee representative*	Karen Michelet *Employee representative*	Amund Skarholt *President & CEO*

Profit and loss statement

Tomra Systems ASA NGAAP					Group IFRS		
2006	2005	2004	**Figures in NOK million**	Note	**2006**	2005	2004
1,531.6	**399.4**	**388.9**	**Operating revenues**	1	**3,965.0**	**2,413.1**	**2,142.2**
1,135.0	332.3	299.9	Cost of goods sold	2	1,966.3	1,019.8	818.2
127.3	140.7	115.9	Employee benefits expenses	3,16	862.2	794.6	738.8
9.8	7.8	8.9	Ordinary depreciation	8,9	162.2	139.7	136.8
-	125.3	-	Loss on disposal of subsidiaries	14	-	-	-
-	-	-	Write-down of non-current assets	9	11.2	37.2	-
53.7	50.6	51.2	Other operating expenses		308.1	288.8	249.8
1,325.8	**656.7**	**475.9**	**Total operating expenses**		**3,310.0**	**2,280.1**	**1,943.6**
205.8	**(257.3)**	**(87.0)**	**Profit before other items**		**655.0**	**133.0**	**198.6**
-	-	-	Loss related to Tomra Systems OY		-	-	3.4
-	-	-	Income related to Wise Metals		-	-	54.7
0.0	**0.0**	**0.0**	**Total other items**		**0.0**	**0.0**	**51.3**
205.8	**(257.3)**	**(87.0)**	**Operating profit**		**655.0**	**133.0**	**249.9**
-	-	-	Profit from associates	15	1.6	2.0	1.1
30.8	120.4	139.0	Dividend from subsidiaries		-	-	-
52.0	49.3	51.4	Financial income		5.6	17.7	34.6
10.5	6.1	7.3	Financial expenses		6.0	5.2	12.3
72.3	**163.6**	**183.1**	**Net financial items**	4	**1.2**	**14.5**	**23.4**
278.1	**(93.7)**	**96.1**	**Ordinary profit before taxes**		**656.2**	**147.5**	**273.3**
60.6	(15.3)	2.1	Taxes	10	216.3	55.2	92.9
217.5	**(78.4)**	**94.0**	**Net profit continued operations**		**439.9**	**92.3**	**180.4**
			Loss on discontinued operations	23	**-**	**(70.4)**	**14.3**
			Net profit for the period		**439.9**	**21.9**	**194.7**
			Attributable to:				
			Equity holders of the parent		427.2	8.3	179.3
			Minority interest		12.7	13.6	15.4
			Net profit for the period		**439.9**	**21.9**	**194.7**
			Allocated as follows:	20			
65.8	60.9	321.3	Dividend				
151.7	(139.3)	(227.3)	Other equity				
217.5	**(78.4)**	**94.0**	**Total allocated**				
			Earnings per share	20	2.48	0.05	1.00
			Earnings per share, fully diluted	20	2.48	0.05	1.00

Balance sheet as of 31 December

	Tomra Systems ASA NGAAP				Group IFRS	
	2006	2005	Figures in NOK million	Note	**2006**	2005
ASSETS	16.4	40.9	Deferred tax assets	10	63.0	100.7
	-	-	Goodwill	9,22	619.4	500.8
	-	-	Development costs	9	60.9	66.9
	-	-	Other intangible assets	9	32.5	14.9
	16.4	**40.9**	**Total intangible non-current assets**		**775.8**	**683.3**
	23.7	19.1	Property, plant and equipment	8	411.3	430.1
	-	-	Leasing equipment	8	117.9	154.0
	23.7	**19.1**	**Total tangible non-current assets**		**529.2**	**584.1**
	1,592.1	1,594.1	Investment in subsidiaries	14,22	-	-
	531.3	443.5	Loan to subsidiaries	14	-	-
	-	-	Investments in associates	15	40.6	43.6
	-	-	Other investments		0.8	3.4
	-	-	Long term receivables		180.2	182.1
	2,123.4	**2,037.6**	**Total financial non-current assets**		**221.6**	**229.1**
	2,163.5	**2,097.6**	**Total non-current assets**		**1,526.6**	**1,496.5**
	17.5	**3.2**	**Inventory**	**2**	**524.5**	**334.1**
	-	-	Accounts receivables		813.9	539.4
	605.4	417.8	Intra-group receivables		-	-
	25.3	8.9	Other short-term receivables		158.7	132.2
	630.7	**426.7**	**Total receivables**	**7**	**972.6**	**671.6**
	209.2	**258.9**	**Cash and cash equivalents**	**17**	**286.4**	**491.4**
	857.4	**688.8**	**Total current assets**		**1,783.5**	**1,497.1**
	3,020.9	**2,786.4**	**Total assets**		**3,310.1**	**2,993.6**
LIABILITIES AND EQUITY	173.6	178.5	Share capital		173.6	178.5
	(9.2)	(4.5)	Treasury shares		(9.2)	(4.5)
	1,418.3	1,418.3	Share premium reserve		1,418.3	1,418.3
	1,582.7	**1,592.3**	**Paid in capital**		**1,582.7**	**1,592.3**
	491.7	**779.2**	**Retained earnings**		**388.9**	**573.6**
	-	**-**	**Minority interest**		**65.8**	**75.2**
	2,074.4	**2,371.5**	**Total equity**	**20**	**2,037.4**	**2,241.1**
	-	-	Deferred tax liabilities	10	19.8	18.0
	7.7	14.2	Pension liabilities	16	7.7	14.2
	325.0	-	Interest-bearing liabilities	6	372.3	27.8
	-	-	Other long-term liabilities		12.8	43.5
	332.7	**14.2**	**Total non-current liabilities**		**412.6**	**103.5**
	-	2.5	Interest-bearing liabilities	6	7.8	33.5
	26.9	14.9	Accounts payables		257.0	234.1
	404.4	207.5	Intra-Group debt		-	-
	26.9	-	Income tax payable	10	107.5	50.5
	13.9	35.8	Provisions	12	118.6	50.6
	141.7	140.0	Other current liabilities	11	369.2	280.3
	613.8	**400.7**	**Total current liabilities**		**860.1**	**649.0**
	946.5	**414.9**	**Total liabilities**		**1,272.7**	**752.5**
	3,020.9	**2,786.4**	**Total liabilities and equity**		**3,310.1**	**2,993.6**
	355.7	132.7	Warranty liabilities		355.7	132.7

Asker, 13 February 2007

Jan Chr. Opsahl	Jørgen Randers	Hanne de Mora	Grethe Aasved	Klaus Nærø	Karen Michelet	Amund Skarholt
Chairman	*Board member*	*Board member*	*Board member*	*Employee representative*	*Employee representative*	*President & CEO*

Statement of recognized income and expense

Figures in NOK million	Group IFRS 2006	2005
Foreign exchange translation differences	(87.7)	123.3
Net income recognized directly in equity	**(87.7)**	**123.3**
Profit for the period	439.9	21.9
Total recognized income and expense for the period	**352.2**	**145.2**
Attributable to:		
Equity holders of the parent company	344.9	126.8
Minority interest	7.3	18.4
Total recognized income and expense for the period	**352.2**	**145.2**
Reported minority	12.7	13.6
Exchange variations minorities	(5.4)	4.8
Total	**7.3**	**18.4**

Cash flow analysis

Tomra Systems ASA NGAAP				Group IFRS		
2006	2005	2004	Figures in NOK million	**2006**	2005	2004
			CASH FLOW FROM OPERATIONS			
278.1	(93.7)	96.1	Ordinary profit before taxes	656.2	147.5	273.3
(9.2)	-	(22.0)	Income taxes paid	(91.5)	(23.9)	(93.2)
-	-	-	(Gains)/losses from sales of fixed assets	(8.2)	(0.2)	(0.8)
9.8	7.8	8.9	Ordinary depreciations	162.2	139.7	136.8
-	125.3	-	Write-down non-current assets	11.2	37.2	-
(14.3)	1.8	(2.7)	Net change in inventory	(198.4)	(2.1)	61.2
(16.5)	18.8	(22.0)	Net change in receivables	(316.0)	(59.4)	67.4
12.1	3.9	3.1	Net change in payables	45.0	31.0	2.3
(6.4)	(6.3)	(16.7)	Difference between booked costs on pension funds and actual cash payments to these funds	(6.4)	(6.3)	(17.0)
-	-	-	Effect of changes in exchange rates	(6.0)	(8.2)	(30.7)
-	-	-	Profit before tax from affiliated companies	(1.7)	(2.0)	(1.1)
-	-	-	Dividend from affiliated companies	1.3	1.9	1.1
(25.2)	33.5	(4.5)	Changes in other balance sheet items	98.4	(12.7)	9.0
228.4	**91.1**	**40.2**	**Net cash flow from operating activities**	**346.1**	**242.5**	**408.3**
			CASH FLOW FROM INVESTING ACTIVITIES			
-	0.8	-	Proceeds from sales of non-current assets	89.5	27.1	28.5
-	163.5	-	Disposal of subsidiary	3.2	112.2	-
2.0	(125.4)	(216.1)	Acquisition of subsidiary	(112.8)	(111.3)	(260.4)
(14.4)	(8.9)	(4.7)	Net investments in non-current assets	(234.9)	(204.6)	(191.4)
-	-	-	Proceeds from sales of shares	2.6	0.1	(0.1)
(12.4)	**30.0**	**(220.8)**	**Net cash flow from investing activities**	**(252.4)**	**(176.5)**	**(423.4)**
			CASH FLOW FROM FINANCING ACTIVITIES			
(78.6)	(51.6)	84.9	Payments from loan from/to subsidiaries	-	-	-
-	-	-	Payment of long-term loans	-	(26.2)	-
(2.5)	(5.0)	(5.0)	Repayment of long-term loans	(13.0)	-	(8.2)
325.0	-	-	Proceeds from issuance of long-term debt	325.0	-	-
-	-	-	Dividend minorities	(16.7)	(12.1)	(12.8)
-	-	-	Net change bank overdraft	(25.7)	4.6	(1.0)
(421.7)	(211.1)	-	Purchase of treasury shares	(421.7)	(211.1)	-
6.4	-	-	Sales of treasury shares	6.4	-	-
(33.5)	-	-	Option payments	(93.8)	-	-
(60.8)	(321.3)	(53.5)	Dividend paid	(60.8)	(321.3)	(53.5)
(265.7)	**(589.0)**	**26.4**	**Net cash flow from financing activities**	**(300.3)**	**(566.1)**	**(75.5)**
-	-	-	Currency effect on cash	1.6	8.5	(9.8)
(49.7)	(467.9)	(154.2)	Net change in cash/cash equivalents	(205.0)	(491.6)	(100.4)
258.9	726.8	881.0	Cash and cash equivalents per 1 January	491.4	983.0	1,083.4
209.2	258.9	726.8	Cash and cash equivalents per 31 December	286.4	491.4	983.0

Consolidation and accounting priciples
Group - IFRS

GENERAL

Business concept and customers

Tomra Systems ASA (the "Company") is a company domiciled in Norway. TOMRA designs and operates cost-effective systems for recovering packaging and other used material for reuse and recycling. Added value is created for each customer through excellence in service and innovation.

TOMRA's customers are mainly located in Europe and North America.

Significant accounting policies

The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates. The financial statements consist of the income statement, statement of recognized income and expense, balance sheet, cash flow statement and notes to the accounts.

The financial statements were authorized for issue by the directors on February 13th 2007.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with the Norwegian Accounting Act and International Financial Reporting Standards (IFRS) as adopted by EU.

(b) Basis of preparation

The financial statements are presented in NOK, rounded to the nearest one hundred thousand. They are prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by Group entities.

REPORTING STRUCTURE

The Groups consolidated figures comprises the following units:

Tomra Systems ASA
Europe
Tomra Europe AS (N)
Tomra Butikksystemer AS (N)
Tomra Systems AB (S)
OY Tomra AB (FIN)
Tomra System AS (DK)
Tomra Systems BV (NL)
Tomra Systems GmbH (D)
Tomra Leergutsysteme GmbH (A)
Tomra Systems SA (F)
Tomra AG (SWI) (50.5 %)
Tomra Systems NV (BEL)
B-burken AB (S)
Tomra s.r.o (CHE) (40%)
Halton System GmbH (D)
Tomra Baltic OÜ (Est) (40%)
Tomra Production AS (N)
Retail Services GmbH (D)
Titech Visionsort AS (N)
Titech Visionsort GmbH (D)
Titech Visionsort Espana (E)
QVision AS (N)
CommoDaS GmbH (D)
Orwak Group AB (S)
Presona AB (S)
Morinders Verkstäder AB (S)
Compactus AB (S)
Presona GmbH (D)
Orwak Danmark AS (DK)
Orwak Polen ZPZOO (P)

North America
Tomra North America Inc.(CT)
Tomra Systems Inc. (CAN)
Tomra Metro LLC (CT, NY)
Mobile Redemp. Inc. (CT, MA)
BICS LLC (72%) (NY)
TNYR LLC (70%) (NY)
Upstate Tomra LLC (55%)
Tomra Mass. (55%) (MA)
Halton System Inc. (ME)
Les Systems Inc. (CAN)
Camco Recycling Inc. (CAN)
Tomra Canada Inc (CAN)
Tomra Pacific Inc. (CA)
UBCR (51%) (MI)
UltrePET LLC (49%)
Orwak LLC (CT)

Asia
Tomra Japan Asia Pacific KK (JAP)
Titech Visionsort Co., Ltd. (KOR)

Tomra AG (SWI) is discontinued in 2006, see also note 14

CONSOLIDATION PRINCIPLES

(a) Consolidated companies
The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

(b) Elimination of shares in subsidiaries
Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is tested for impairment at least on an annually basis.

(c) Currency translation for foreign subsidiaries
The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on December 31. Translation differences are shown as a separate item and charged directly to the Group's equity.

(d) Minority interests
The minority interests part of the net profit and equity is classified as separate items in the profit and loss statement and balance sheet.

(e) Changed ownership in subsidiaries
By successive acquisitions in subsidiaries, fair value of assets and liabilities are established the first time consolidation take place. Fair value of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase. Additional goodwill is charged to equity.

(f) Internal transactions/intercompany items
All purchases and sales between Group companies, intra Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

(g) Associates
Associates, in which TOMRA has an ownership interest of 20-50% and significant influence over operation and financial decisions are included in the consolidated accounts based on the equity method. The Group's share of the profit from associates is reported under financial items in the income statement.

VALUATION AND CLASSIFICATION PRINCIPLES

Estimations
The preparation of the annual accounts of TOMRA involves the use of estimates. The estimates are based on a number of assumptions and forecasts that, by their nature, involve uncertainty. Various factors could cause TOMRA's actual results to differ materially from those projected in the estimates. This include, without limitations, 1) cash flow forecast from business units supporting the carrying amount of goodwill and deferred tax assets , 2) provisions for warranty,
3) assumptions for calculation of pension obligations.

(a) Revenue recognition
Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

(b) Cost recognition
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

(c) Expenses
Operating lease payments
Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the income statement.

Interest income is recognized in the income statement as it accrues, using the effective interest method. Dividend income is recognized in the income statement on the date the entity's right to receive payments is established. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(d) Derivative financial instruments
When qualifying for hedge accounting in accordance with IAS 39, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the income statement. Amounts taken to equity are transferred to the income statement when the hedging transaction affects the income statement, such as when the hedged sale occurs. Cash flow hedge in accordance with IAS39 has only been applied once in 2006, see disclosure note 18.

All other derivative financial instruments are recognized initially at cost and subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

(e) Property, plant and equipment
Owned assets
Items of property, plant and equipment are entered in the accounts at original cost, with deductions for accumulated depreciation and impairment losses. If the fair value of an item of property, plant and equipment is lower than book value, and the decline in value is not temporary, the asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the non-current assets. When relevant, the acquisition cost includes future dismantling cost.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred.

(f) Intangible assets
Intangibles consist of goodwill, development cost, entitlement to trademarks and non-competition agreements.

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortized but is tested annually for impairment. With respect to associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and overhead costs directly attributable to prepare the asset for use. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortisation and impairment losses.

We have not received any material government grants.

Other intangibles
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Other intangibles are amortized over the term of the contract. Impairment-testing is performed at year end where there were indications of impairment, and no impairment losses were found necessary.

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(g) Shares
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

(h) Inventory
Inventories of raw materials are valued at the lower of the cost of acquisition and the fair value. Work in progress and finished products are valued at the lower of the cost to manufacture or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence when necessary.

The cost of inventories is based on the weighted average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(i) Receivables and liabilities in foreign currencies
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet.

(j) Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.
The parent company presents total bank deposits in the international cash pool, while the subsidiaries presents their share of the international cash pool as intra-group balances.

(k) Pension obligations
Pension obligations related to insured pension, as well as the pension premium reserve, is included in the balance sheet using the net principle. See Note 16 for further details concerning pension obligations.

Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods: that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is equal to the recommendation from the Norwegian Accounting Standards Board, since there is no factors indicating a deviation from the recommendation. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

(l) Warranty allocations
A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

(m) Taxes
The tax charge in the income statement includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method. See Note 10 "Taxes".

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Earnings per share
Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

(o) Cash flow statement
The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

(p) Impairment
The carrying amounts of the Group's assets, other than inventory and deferred tax assets (see separate accounting policies), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated on an annual basis, ref. note 9.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss relative to goodwill is not reversed.

With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(q) Dividends
Dividends are recognized as a liability in the period in which they are declared.

(r) Interest-bearing borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

(s) Share-based payment transactions
The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes-formula, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(t) Provisions
A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u) Trade and other payables
Trade and other payables are stated at cost.

(v) Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(w) Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

On initial classification as discontinued operations, non-current assets are classified as held for sale and recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

(x) Business combinations involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

In the absence of more specific guidance, the Group consistently applied the book value measurement method to all common control transactions.

(y) Share Capital
Ordinary shares
Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity.

Preference share capital
Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company's option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss.

Repurchase of share capital
When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity.

(z) New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2006, and have not been applied in preparing these consolidated financial statements:

IFRS 7 Financial Instruments:
Disclosures and the amendment to IAS 1 Presentation of Financial Statements.
IFRIC 8 Scope of IFRS 2 Share-based Payment.
IFRIC 9 Reassessment of Embedded Derivatives.
IFRIC 10 Interim Financial Reporting and Impairment.

Accounting principles
Tomra Systems ASA - NGAAP

GENERAL

BASIC PRINCIPLES
The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

VALUATION AND CLASSIFICATION PRINCIPLES

REVENUE RECOGNITION
Machines and parts are sold Ex-works, and revenues are recognized when risk is transferred to the customer. Other service revenue is recognized when services are provided.

COST RECOGNITION
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

START-UP AND DEVELOPMENT COSTS
Start-up and research and development costs are expensed as they are incurred.

TANGIBLE FIXED ASSETS
Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value.
Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

SHARES
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet. Long-term loans to subsidiaries in foreign currency are considered part of the net investment, and are booked at cost in NOK.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.

Tomra Systems ASA presents total bank deposits in the international cash pool, while subsidiaries presents their share of the international cash pool as intra-group balances.

PENSION OBLIGATIONS
Pension obligations related to insured pension, as well as the pension premium reserve, are included in the balance sheet using the net principle. Ref. note 16.

TAXES
The tax charge in the profit and loss accounts includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standards.

CASH FLOW STATEMENT
The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

SHARE-BASED PAYMENTS
The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes-formula, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

NOTE 1 SEGMENT INFORMATION

TOMRA GROUP - IFRS

Figures in NOK million	Collection Technology Deposit Solutions	Materials Handling	Industrial Processing Technology	Collection Technology Non-Deposit Solutions	Other Activities (Discontinued)	Group functions	TOTAL	Assets	Investment
2004									
Nordic	439						439	624	274
Central Europe	438		41				479	146	3
Rest of Europe	9		18				27	0	0
US East & Canada	364	484	7				855	928	107
US West		337					337	132	7
Rest of the world			2	3			5	346	4
Operating revenues	1,250	821	68	3		0	2,142		
Gross contribution	635	184	43	1		0	863		
- in %	51 %	22 %	63 %	33 %			40 %		
Operating expenses	416	134	23	75		16	664		
Profit before other items	219	50	20	(74)		(16)	199		
- in %	18 %	6 %	29 %				9 %		
Share of profit from associates	1	0	0	0	0	0	1		
Investments	147	48	196	0	4	0	395		
Investments in associates	0	39	0	0	0	0	39		
Assets	1,117	569	259	5	226	1,081	3,257		
Liabilities	362	112	17	2	34	98	625		
Depreciations	91	43	2	0	0	0	136		
Impairment losses recognized in P&L	0	0	0	0	0	0	0		
Other significant non-cash expenses	7	9	0	0	0	0	16		
2005									
Nordic	377		83				460	886	188
Central Europe	433		203				636	303	9
Rest of Europe			30				30	0	0
US East & Canada	373	469	23				865	1,040	118
US West		379					379	168	9
Rest of the world			40	3			43	5	0
Operating revenues	1,183	848	379	3		0	2,413		
Gross contribution	541	196	174	0		0	911		
- in %	46 %	23 %	46 %				38 %		
Operating expenses	424	131	137	66		20	778		
Profit before other items	117	65	37	(66)		(20)	133		
- in %	10 %	8 %	10 %				6 %		
Share of profit from associates	2	0	0	0		0	2		
Investments	109	72	142	2		0	325		
Investments in associates	0	44	0	0		0	44		
Assets	1,226	694	477	5		592	2,994		
Liabilities	465	118	70	2		97	752		
Depreciations	86	41	12	0		0	140		
Impairment losses recognized in P&L	37	0	0	0		0	37		
Other significant non-cash expenses	10	13	3	0		0	26		
2006									
Nordic	422		65				487	1,214	195
Central Europe & UK	1,616		262	7			1,885	624	14
Rest of Europe			87				87	0	0
US East & Canada	391	500	31				922	942	148
US West		521					521	172	9
Rest of the world			59	4			63	9	5
Operating revenues	2,429	1,021	504	11		0	3,965		
Gross contribution	981	221	240	(9)		0	1,433		
- in %	40 %	22 %	48 %				36 %		
Operating expenses	417	120	161	64		16	778		
Profit before other items	564	101	79	(73)		(16)	655		
- in %	23 %	10 %	16 %				17 %		
Share of profit from associates	2	0	0	0		0	2		
Investments	109	103	155	5		0	371		
Investments in associates	0	41	0	0		0	41		
Assets	1,545	700	698	18		349	3,310		
Liabilities	564	93	114	2		500	1,273		
Depreciations	98	49	15	1		0	162		
Impairment losses recognized in P&L	11	0	0	0		0	11		
Other significant non-cash expenses	0	0	0	0		0	0		

TOMRA has divided its primary reporting format into four business segments: Collection Technology Deposit Solutions, Materials Handling, Industrial Processing Technology and Collection Technology Non-Deposit Solutions. In addition is the corperate overhead costs reported in a separat column. The split is based upon the risk and return profil of the Group's different activities, also taking into consideration TOMRA's internal reporting structure.

Collection Technology Deposit Solutions consists of the sale, lease and servicing of RVM to stores in Europe and North America, and data management systems, which monitor container collection volumes and related cash flow.

Materials Handling consists of picks-up, transport and processing of empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In addition the segment includes the collection activities in California, where TOMRA owns and operates collection centers outside stores.

Industrial Processing Technology consists of TiTech Visionsort/CommoDaS, which produces optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.

Collection Technology Non-Deposit Solutions consists of other non-deposit development areas like Japan and UK. The segment includes also the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets

Other discontinued activities consists of TOMRA's activities in Brazil which was sold in 2005, ref. note 23.

Group functions consist of corporate functions at TOMRA headquarters.

Assets and liabilities are distributed out on the different reporting segment, exept for cash, interestbearing debt and tax positions, which are being allocated to Group functions.

There is no material segment revenue from transactions with other segments.

NOTE 2 INVENTORY/COST OF GOODS SOLD

Tomra Systems ASA NGAAP 2006	2005	2004	Figures in NOK million	Group IFRS 2006	2005	2004
			COST OF GOODS SOLD			
1,135.0	332.3	299.9	Cost of goods sold, gross	1,809.7	989.9	862.9
-	-	-	Change in inventory	156.6	29.9	(44.7)
1,135.0	332.3	299.9	Cost of goods sold, net	1,966.3	1 019.8	818.2

Cost of goods sold include adjustment of write-down of inventory of minus NOK 6.3 million (2005: minus NOK 3.5 million) for the parent company and NOK 2.0 million (2005: NOK 1.3 million) for the group.

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	Group IFRS 2006	2005
		INVENTORY		
-	-	Raw materials	121.2	87.5
-	-	Work in progress	10.9	16.0
17.5	3.2	Finished goods	194.1	117.6
-	-	Spare parts	198.3	113.0
17.5	3.2	Total inventory	524.5	334.1
-	-	Inventory stated at fair value less costs to sell	10.9	19.3

Inventories are not subject to rentention of title clauses.

NOTE 3 EMPLOYEE BENEFITS EXPENSES

Tomra Systems ASA NGAAP 2006	2005	2004	Figures in NOK million	Group IFRS 2006	2005	2004
86.7	94.1	87.6	Salary	695.7	629.6	603.2
21.9	20.8	11.5	Social security tax	117.1	95.7	74.6
14.7	14.2	13.2	Pension cost	23.8	21.6	18.6
-	7.7	-	Equity-settled transactions [1]	(1.0)	25.5	18.1
4.0	3.9	3.7	Other social expenses	26.6	22.2	24.3
127.3	140.7	115.9	Total employee benefits expenses	862.2	794.6	738.8
132	132	145	Average number of employees	2 006	1 920	1 766

1) Ref. note 19

NOTE 4 FINANCIAL ITEMS

Tomra Systems ASA NGAAP 2006	2005	2004	Figures in NOK million	Group IFRS 2006	2005	2004
30.8	92.4	100.0	Dividend from subsidiaries	-	-	-
-	28.0	39.0	Group contributions from subsidiaries	-	-	-
30.8	120.4	139.0	Dividend from subsidiaries	-	-	-
51.2	45.6	47.0	Interest income [1]	4.8	14.1	30.1
0.8	3.7	4.4	Foreign exchange gain	0.8	3.6	4.5
52.0	49.3	51.4	Total financial income	5.6	17.7	34.6
8.2	3.9	5.2	Interest expenses [1]	3.0	2.0	2.4
2.3	2.2	2.1	Other financial expenses	3.0	3.2	9.9
10.5	6.1	7.3	Total financial expenses	6.0	5.2	12.3

1) Interest income and expenses for the parent company, includes interest income and expenses from subsidiaries of respectively NOK 48.8 million (2005: NOK 39.9 million) and NOK 5.9 million (2005: NOK 3.5 million).

Borrowing costs are recognized as an expense in the period in which they are incurred.

NOTE 5 CONTINGENT LIABILITIES

EU Commission
In September 2004, TOMRA received the EU Commission's Statement of Objections (SO) relating to the EU Commission investigation in 2001. The Commission was of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebate schemes.

In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the Commission's arguments.

The EU Commission concluded in March 2006 that TOMRA in their opinion had foreclosed competition in the period 1998 to 2002 on the market for reverse vending machines in Austria, Germany, the Netherlands, Norway and Sweden by implementing an exclusionary strategy. Consequently, the Commission decided to fine TOMRA EUR 24 million. TOMRA has appealed the decision into the European Court of Justice. The court case is assumed to take place during 2nd half of 2007.

Supported by legal opinions, TOMRA believe it is more likely than not that we will win the appeal. Consequently, no accrual has been made in the balances as of December 31st related to the penalty.

Sale of Tomra South America SA
Tomra Systems ASA has in connection to the sale of Tomra South America SA in 2005 given warranties in line with what is normal in such transactions. If the warranties are breached, Tomra Systems ASA has to indemnify buyer, limited upwards to USD 5 million.
Please also see disclosure note 12.

Earn out CommoDaS GmbH
The previous owners of CommoDaS GmbH are entitled to up to EUR 6 million as an additional purchase price, dependant upon the 2007 financial performance. NOK 35,3 million are accrued for this as of 31 December 2006. Please also see disclosure note 22.

NOTE 6 INTEREST-BEARING LIABILITIES

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	Group IFRS 2006	2005
		Non-current liabilities		
325.0	-	Unsecured bank loans	336.9	26.1
-	-	Finance lease obligation	-	1.7
-	-	Other non-current interestbearing liabilities	35.4	-
325.0	0.0	**Total non-current interestbearing liabilities**	372.3	27.8
0.0	0.0	Due more than 5 years after balance day	0.0	5.4
		Current liabilities		
-	-	Current portion of finance lease liabilities	-	0.8
-	2.5	Current portion of unsecured bank loans	7.8	9.1
-	-	Other interest-bearing liabilities	-	23.6
0.0	2.5	**Total current interestbearing liabilities**	7.8	33.5

Tomra Systems ASA established in October 2006 a revolving bilateral five years credit facility of NOK 500 million. As of 31 December 2006, NOK 325 million was drawn on the facility. The loan has floating rate of interest, and has been submitted with a negative pledge commitment. The loan agreement comprises an equity covenant, equal 40% of total assets, measured at the end of each quarter.

NOTE 7 RECEIVABLES

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	Group IFRS 2006	2005
-	-	Accounts receivables, gross	824.1	553.6
605.4	417.8	Intra group short-term receivables	-	-
25.7	9.3	Other short-term receivables, gross	158.7	132.2
(0.4)	(0.4)	Provision for bad debt	(10.2)	(14.2)
630.7	426.7	Total receivables	972.6	671.6

Total bad debt written off in 2006 amounted NOK 0.0 million (2005: NOK 0.4 million) for the parent company and NOK 3.2 million (2005: NOK 6.4 million) for the Group. Bad debt written off is reported as other operating expenses. Receivables with due dates more than one year after the balance day, are reported as non-current assets.

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

GROUP - IFRS Figures in NOK million	Land & buildings [4]	Machinery & Fixtures	Vehicles	Leasing equipment	Total
Cost					
Balance 1 January 2004	228.0	534.1	82.8	509.7	1,354.6
Acquisitions through business combinations	0.0	2.1	0.6	0.0	2.7
Other acquisitions	34.0	50.3	10.3	62.8	157.4
Disposals	(27.2)	(127.3)	(10.1)	(100.1)	(264.7)
Effect of movements in foreign exchange [1]	(7.7)	(30.9)	(6.1)	(50.9)	(95.6)
Balance 31 December 2004	**227.1**	**428.3**	**77.5**	**421.5**	**1,154.4**
Balance 1 January 2005	227.1	428.3	77.5	421.5	1,154.4
Acquisitions through business combinations	0.0	9.9	0.0	5.7	15.6
Other acquisitions	13.9	84.2	15.6	51.7	165.4
Disposals	(14.8)	(90.6)	(14.6)	(52.6)	(172.6)
Effect of movements in foreign exchange [2]	18.5	34.6	6.4	54.8	114.4
Balance 31 December 2005	**244.7**	**466.4**	**84.9**	**481.1**	**1,277.1**
Balance 1 January 2006	244.7	466.4	84.9	481.1	1,277.1
Acquisitions through business combinations	0.0	7.2	0.1	0.0	7.3
Other acquistions	5.8	114.4	19.9	47.0	187.1
Disposals	(42.3)	(28.4)	(11.2)	(52.3)	(134.2)
Effect of movements in foreign exchange [3]	(10.9)	(22.8)	(4.9)	(37.5)	(76.1)
Balance 31 December 2006	**197.3**	**536.8**	**88.8**	**438.3**	**1,261.2**
Depreciation and impairment losses					
Balance 1 January 2004	38.1	347.1	45.5	358.0	788.7
Depreciation charge for the year [6]	5.5	51.3	10.2	55.0	122.0
Disposals	(8.3)	(117.3)	(6.2)	(93.1)	(224.9)
Effect of movements in foreign exchange [1]	(0.5)	(24.8)	(4.3)	(38.5)	(68.1)
Balance 31 December 2004	**34.8**	**256.3**	**45.2**	**281.4**	**617.7**
Balance 1 January 2005	34.8	256.3	45.2	281.4	617.7
Depreciation charge for the year [7]	8.9	50.3	12.0	50.8	122.0
Disposals	(1.6)	(52.7)	(10.1)	(39.9)	(104.3)
Effect of movements in foreign exchange [2]	3.7	16.6	2.5	34.8	57.6
Balance 31 December 2005	**45.8**	**270.5**	**49.6**	**327.1**	**693.0**
Balance 1 January 2006	45.8	270.5	49.6	327.1	693.0
Depreciation charge for the year	9.4	62.0	11.2	50.4	133.0
Disposals	(4.4)	(10.9)	(4.6)	(32.0)	(51.9)
Effect of movements in foreign exchange [3]	(3.0)	(11.0)	(3.0)	(25.1)	(42.1)
Balance 31 December 2006	**47.8**	**310.6**	**53.2**	**320.4**	**732.0**
Depreciation rate [5]	2-4%	10-33%	15-33%	10-20%	
Useful lives, until	50 yrs	10 yrs	7 yrs	5-10 yrs	
Carrying amounts					
1 January 2005	192.3	172.0	32.3	140.1	536.7
31 December 2005	198.9	195.9	35.3	154.0	584.1
31 December 2006 [4]	**149.5**	**226.2**	**35.6**	**117.9**	**529.2**
Finance leases carrying amounts (as included in total carrying amounts)					
1 January 2005	0.0	0.0	0.0	0.0	0.0
31 December 2005	0.0	5.3	0.0	0.0	5.3
31 December 2006	0.0	0.0	0.0	0.0	0.0

1) Exchange rates as of 31 December 2004 are used in calculating tangible assets of foreign subsidiaries.
2) Exchange rates as of 31 December 2005 are used in calculating tangible assets of foreign subsidiaries.
3) Exchange rates as of 31 December 2006 are used in calculating tangible assets of foreign subsidiaries.
4) Including land of NOK 20.4 million as of 31 December 2006
5) All depreciation plans are linear.
6) Not including depreciations from discontinued operations with NOK 5.7 million
7) Not including depreciations from discontinued operations with NOK 4.2 million

Minimum lease payments under operational lease of offices	2006	2005
Not later than one year	39.1	36.6
Between one and five years	144.2	83.7
More than five years	102.1	91.0

Leasing equipment

The companies within the Tomra Group had 7,108 reverse vending machines leased to customers by the end of 2006. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from leasing equipment	2006	2005
Not later than one year	47.0	42.2
Between one and five years	98.2	93.0
More than five years	0.8	10.9

NOTE 8 cont.

PROPERTY, PLANT AND EQUIPMENT

TOMRA SYSTEMS ASA - NGAAP Figures in NOK million	Machinery & Fixtures	Vehicles	Total
Cost			
Balance 1 January 2004	84.9	1.3	86.2
Acquisitions	4.7	0.0	4.7
Disposals	(4.6)	0.0	(4.6)
Balance 31 December 2004	**85.0**	**1.3**	**86.3**
Balance 1 January 2005	85.0	1.3	86.3
Acquisitions	8.9	0.0	8.9
Disposals	0.0	(1.1)	(1.1)
Balance 31 December 2005	**93.9**	**0.2**	**94.1**
Balance 1 January 2006	93.9	0.2	94.1
Acquistions	0.0	1.7	1.7
Disposals	12.7	0.0	12.7
Balance 31 December 2006	**106.6**	**1.9**	**108.5**
Depreciation and impairment losses			
Balance 1 January 2004	63.4	0.2	63.6
Depreciation charge for the year	8.6	0.3	8.9
Disposals	(5.0)	0.0	(5.0)
Balance 31 December 2004	**67.0**	**0.5**	**67.5**
Balance 1 January 2005	67.0	0.5	67.5
Depreciation charge for the year	7.8	0.0	7.8
Disposals	0.0	(0.3)	(0.3)
Balance 31 December 2005	**74.8**	**0.2**	**75.0**
Balance 1 January 2006	74.8	0.2	75.0
Depreciation charge for the year	9.7	0.1	9.8
Disposals	0.0	0.0	0.0
Balance 31 December 2006	**84.5**	**0.3**	**84.8**
Depreciation rate [1]	10-33%	15-33%	
Useful lives, until	10 yrs	7 yrs	
Carrying amounts			
1 January 2005	18.0	0.8	18.8
31 December 2005	19.1	0.0	19.1
31 December 2006	**22.1**	**1.6**	**23.7**

[1] All depreciation plans are linear.

Minimum lease payments under operational lease of offices	2006	2005
Not later than one year	10.4	10.2
Between one and five years	34.4	37.0
More than five years	64.0	72.0

NOTE 9 INTANGIBLE ASSETS

GROUP - IFRS Figures in NOK million	Goodwill	Development costs	Patents	Other	Total
Cost					
Balance 1 January 2004	708.3	49.6	0.0	35.5	793.4
Acquisitions through business combinations	184.4	6.4	10.0	0.0	200.8
Other acquisitions -internally developed	0.0	24.4	0.0	9.6	34.0
Disposals	(147.5)	0.0	0.0	(7.0)	(154.5)
Effect of movements in foreign exchange 3)	(25.9)	0.0	0.0	0.4	(25.5)
Balance 31 December 2004	**719.3**	**80.4**	**10.0**	**38.5**	**848.2**
Balance 1 January 2005	719.3	80.4	10.0	38.5	848.2
Acquisitions through business combinations	101.0	1.8	0.0	0.0	102.8
Other acquisitions -internally developed	0.0	35.8	0.0	3.3	39.1
Disposals	(190.8)	0.0	0.0	0.0	(190.8)
Effect of movements in foreign exchange 4)	51.2	0.0	0.0	3.1	54.3
Balance 31 December 2005	**680.7**	**118.0**	**10.0**	**44.9**	**853.6**
Balance 1 January 2006	680.7	118.0	10.0	44.9	853.6
Acquisitions through business combinations	124.6	0.0	4.8	0.0	129.4
Other acquisitions -internally developed	0.0	29.1	0.0	18.6	47.7
Disposals	0.0	0.0	0.0	0.0	0.0
Effect of movements in foreign exchange 5)	(29.5)	0.5	0.0	(2.5)	(31.5)
Balance 31 December 2006	**775.8**	**147.6**	**14.8**	**61.0**	**999.2**
Depreciation and impairment losses					
Balance 1 January 2004	341.4	13.0	0.0	21.8	376.2
Depreciation charge for the year	0.0	8.3	0.5	6.0	14.8
Impairment losses	0.0	0.0	0.0	0.0	0.0
Disposals	(139.4)	0.0	0.0	(6.0)	(145.4)
Effect of movements in foreign exchange 3)	(18.0)	0.0	0.0	0.0	(18.0)
Balance 31 December 2004	**184.0**	**21.3**	**0.5**	**21.8**	**227.6**
Balance 1 January 2005	184.0	21.3	0.5	21.8	227.6
Depreciation charge for the year	0.0	13.8	1.0	2.9	17.7
Impairment losses	10.2	16.0	0.0	11.0	37.2
Disposals	(30.6)	0.0	0.0	0.0	(30.6)
Effect of movements in foreign exchange 4)	16.3	0.0	0.0	2.8	19.1
Balance 31 December 2005	**179.9**	**51.1**	**1.5**	**38.5**	**271.0**
Balance 1 January 2006	179.9	51.1	1.5	38.5	271.0
Depreciation charge for the year	0.0	24.1	1.5	3.7	29.3
Impairment losses 1)	0.0	11.2	0.0	0.0	11.2
Disposals	0.0	0.0	0.0	0.0	0.0
Effect of movements in foreign exchange 5)	(23.5)	0.3	0.0	(1.9)	(25.1)
Balance 31 December 2006	**156.4**	**86.7**	**3.0**	**40.3**	**286.4**
Depreciation rate 2)	0%	14-33%	10%	5-33%	
Useful lives, until	Indefinite	3-7 yrs	10 yrs	3-20 yrs	
Carrying amounts					
1 January 2005	535.3	59.1	9.5	16.7	620.6
31 December 2005	500.8	66.9	8.5	6.4	582.6
31 December 2006	619.4	60.9	11.8	20.7	712.8

1) Impairment losses are specified as a separate line item in the Income Statement. The impairment losses consists of R&D projects that are no longer in production, and do not give any positive inflow to the Group anymore.
2) All depreciation plans are linear.
3) Exchange rates as of 31 December 2004 are used in calculating intangible assets of foreign subsidiaries.
4) Exchange rates as of 31 December 2005 are used in calculating intangible assets of foreign subsidiaries.
5) Exchange rates as of 31 December 2006 are used in calculating intangible assets of foreign subsidiaries.

Specification of goodwill impairment losses in 2005

Tomra Switzerland (included in BU Central Europe)	10.2
Total impairment losses recognized in 2005	**10.2**

In addition NOK 80 million was written down in 2005, related to BU South America, see also note 23.

Impairment tests for cash-generating units containing goodwill
The following units have significant carrying amounts of goodwill:

Figures in NOK million	2006	2005
US West	124.4	133.8
Nordic	17.4	16.5
Central Europe	66.2	65.1
Titech Visionsort	313.1	184.4
Orwak Group	98.4	101.0
Total	619.4	500.8

The recoverable amount of the cash-generating units is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the five-year business plan including a residual value. A pre-tax discount rate of ten percent has been used in discounting the projected cash flows, based upon a 10-year risk-free interest rate of 4.5 + 5.5 in risk premium.

The remaining recoverable amounts are exceeding the carrying amounts and no additional impairment losses needs to be recognized

Neither an increase of the interest rate with 2.5 percent points, nor a reduction of forecasted cashflows with 20 percent, will trigger any writedown of goodwill.

Research and development expenditure
Research and development expenditure of NOK 131.9 million has been recognized as an expense (2005: NOK 145.6 million) and NOK 29.1 million is capitalized (2005: NOK 35.8 million)

NOTE 10 TAXES

Tomra Systems ASA NGAAP 2006	2005	2004	Figures in NOK million	Group IFRS 2006		2005		2004	
			TAX BASIS						
278.1	(93.7)	96.1	Profit before taxes						
(30.8)	0.0	(100.0)	Dividend from subsidiaries						
(33.2)	39.0	10.6	Permanent differences						
(87.2)	54.7	(6.7)	Change in temporary differences						
126.9	**0.0**	**0.0**	**Basis for taxes payable**						
			TAXES						
35.5	0.0	0.0	Taxes payable	176.7		62.5		43.9	
0.6	0.0	0.3	Over accrued tax last year	0.0		0.0		0.0	
24.5	(15.3)	1.8	Net change in deferred taxes	39.6		(7.3)		49.0	
60.6	**(15.3)**	**2.1**	**Tax expense**	**216.3**		**55.2**		**92.9**	
			Effective tax rate						
			Taxes based upon actual tax rates	202.4	30.9 %	57.6	39.0 %	98.8	36.1 %
			Taxes on equity settled transactions	31.8	4.8 %	(2.8)	-1.9 %	0.0	0.0 %
			Tax effect from permanent differences	(17.9)	-2.7 %	0.4	0.3 %	(5.9)	-2.1 %
			Actual tax expense	**216.3**	**33.0 %**	**55.2**	**37.4 %**	**92.9**	**34.0 %**

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	Group IFRS 2006	2005
		DEFERRED TAX ASSETS		
0.3	0.6	Inventory	39.5	35.5
(0.4)	1.0	Other current assets	3.6	3.7
15.6	19.1	Intangible non-current assets	(9.9)	(2.7)
(0.1)	(0.4)	Tangible non-current assets	(26.8)	(26.3)
(10.2)	(2.4)	Financial non-current assets	(7.8)	(2.4)
3.9	12.2	Provisions	5.4	12.8
5.1	5.4	Other current liabilities	14.7	7.4
2.2	4.0	Pension reserves	2.2	3.3
0.0	1.4	Loss carried forward	42.1	69.4
16.4	**40.9**	**Total tax advantage**	**63.0**	**100.7**
		DEFERRED TAX LIABILITIES		
		Other current assets	2.6	1.4
		Intangible non-current assets	3.4	10.6
		Tangible non-current assets	13.8	4.5
		Current liabilities	0.0	1.5
		Total deferred tax liabilities	**19.8**	**18.0**

Negative and positive timing differences, which reverse or may reverse in the same period, are set off. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are set off. Timing differences between different subsidiaries have not been set off. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance. All loss carried forward is due after 2010.

There has not been any material effects in neither deferred tax nor tax expenses for the year, related to changes in tax rates in the jurisdictions TOMRA operates.

NOTE 11 OTHER CURRENT LIABILITIES

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	Group IFRS 2006	2005
14.8	17.8	Tax deductions, sosial security tax, holiday pay	130.5	97.6
6.9	-	Advances from customers	70.9	46.0
65.8	60.9	Dividend accruals	-	-
54.2	61.3	Non interest-bearing debt	167.8	136.7
141.7	**140.0**	**Total other current liabilities**	**369.2**	**280.3**

NOTE 12 PROVISIONS

TOMRA SYSTEMS ASA - NGAAP

Figures in NOK million	**Warranty**	**Other**	**Total**
Balance 1 January 2006	10.5	25.3	35.8
Provisions made during the year	8.9	0.5	9.4
Provisions used during the year	(9.6)	(5.3)	(14.9)
Provisions reversed during the year	-	(16.4)	(16.4)
Balance 31 December 2006	**9.8**	**4.1**	**13.9**

GROUP - IFRS

Figures in NOK million	**Warranty**	**Other**	**Total**
Balance 1 January 2006	23.3	27.3	50.6
Provisions made during the year	137.4	1.8	139.2
Provisions used during the year	(46.3)	(6.0)	(52.3)
Provisions reversed during the year	(2.5)	(16.4)	(18.9)
Balance 31 December 2006	**111.9**	**6.7**	**118.6**

Warranty provisions relates to accruals for service-expenses assumed to occur during the period sold machines are covered by warranties given to the customer.

Other provisions comprises among other provisions for contractual obligations with business partners, accrued social security taxes related to vested, not exercised share options and provisions for known claims covered by Tomra in connection to the sales of its Brazilian operations in 2005.

NOTE 13 RELATED PARTIES

Figures in NOK, if not stated otherwise

Identication of related parties
The Group has a related party relationship with its subsidiaries and associates (see note 14 and 15) and with its directors and executive officers.
All transactions with related parties are based on arms lengths principles.

BOARD MEMBERS	Share-holding [1]	Board fees [4]	Committee fees [5]	Options vested [6]	Salary [7]	Other Benefits [11]	Other Fees [12]
Jan Chr. Opsahl (Chairman)	90,000	650,000	25,000				
Jørgen Randers (Board member)	32,100	350,000	25,000				
Hanne de Mora (Board member)	6,000	350,000	25,000				
Rune Bjerke (Board member)		350,000	25,000				
Grethe Aasved (Board member)		175,000					
Svein Jacobsen (Audit Comittee)		175,000	25,000				
Halvor Løken (Nomination Comittee)			25,000				30,000
Tom Knoff (Nomination Comittee)			25,000				
Klaus Nærø (Employee representative)	3,112	200,000		3,600	364,898	6,676	
Karen Michelet (Employee representative)	2,040	200,000		960	351,696	45,304	

GROUP MANAGEMENT	Share-holding [1]	Loan [3]	Salary [7]	Bonus [8]	Option gain [9]	Pension premiums [10]	Other benefits [11]
Amund Skarholt (CEO) [2]			3,058,083	1,125,000	0	312,000	126,525
Gregory Knoll (President, BU North America)			USD 380,000	USD 200,000	4,318,150	0	USD 11,400
Espen Gundersen (CFO)			1,800,000	900,000	2,777,000	413,951	232,007
Harald Henriksen (SVP Technology)		1,400,000	1,368,000	500,000	3,059,450	287,427	114,736
Håkan Erngren (VP, Tomra Nordic)			SEK 1,300,000	SEK 650,000	833,100	SEK 342,396	SEK 99,400
Heiner Bevers (MD, Tomra Germany)	2,000		EUR 234,000	EUR 110,000	1,610,300	EUR 4,480	EUR 20,801
Rune Marthinussen (MD, TiTech Visionsort)			1,464,000	560,000	833,100	411,298	147,549
Trond Johannessen (SVP Business Development)	2,000	500,000	1,500,000	500,000	1,388,500	221,515	164,570
Fredrik Witte (CFO, BU North America)	1,100		USD 190,000	USD 70,000	1,847,982	293,771	USD 11,112

Loans to employees as of 31 December amount to NOK 3.3 million for the parent company and NOK 3.8 million for the group.

1) Shareholding
The column shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) Remuneration CEO
Amund Skarholt can in 2007 earn a variable salary up to 50% of his fixed salary, based upon the Group's performance.
He also participates in the Long Term Incentive Plan (see below). The CEO is entitled to 12 months salary as severance pay, in case he is dismissed.

Erik Thorsen resigned as CEO in 2005, and received in 2006 post employment salary and contribution to his pension plan of NOK 2,124,026. He has also received a gain of NOK 2,240,000 in relation to the exercise of 200,000 vested options under the 2004 - 2006 option plan. TOMRA has no further obligations towards Erik Thorsen as of 31 December 2006.

3) Loans to management
Loans in NOK as of 31 December 2006. The loans are secured by mortgage in real estate and are interest and installment free.

4) Board fees
The column comprises Board member fees for the year 2005, paid in 2006.

5) Committee fees
The column comprises the fees related to participation in the Audit, Compensation, and Nomination Committes in 2005, paid out in 2006.

6) Options vested
Employee representatives' vested, not exercised options as of 31 December 2006.

7) Salary
The column comprises ordinary salary received in 2006.

8) Bonus
The column comprises bonus to Group Management members received in the beginning of 2006, based upon 2005 performance.

9) Options
TOMRA previously had option plans for employees and managers in the Group and Group Management members have in 2004 and 2005 been granted, and vested options under this programs.
The column comprises the gain paid out to each of the Group Management members in relation to exercise of options under the management option plans.

	2004 - 2006 plan			2005 - 2007 plan			
	Vested 31.12.05	Exercised 03.03.06	Vested 31.12.06	Vested 31.12.05	Exercised 03.03.06	Exercised 15.11.06	Vested 31.12.06
Amund Skarholt (CEO)			0				0
Gregory Knoll (President, BU North America)	75,000	75,000	0	95,000	95,000		0
Espen Gundersen (CFO)			0	100,000	100,000		0
Harald Henriksen (SVP Technology)	56,000	56,000	0	95,000	65,000		30,000
Håkan Erngren (VP, Tomra Nordic)			0	30,000	30,000		0
Heiner Bevers (MD, Tomra Germany)	15,000	15,000	0	50,000	40,000	10,000	0
Rune Marthinussen (MD, TiTech Visionsort)			0	30,000	30,000		0
Trond Johannessen (SVP Business Development)			0	50,000	50,000		0
Fredrik Witte (CFO, BU North America)	20,000	20,000	0	50,000	50,000		0

For further details around the option plans, see disclosure note 19.

10) Pension premiums
The Group Management members participate in pension plans as other employees in the jurisdiction they are employed, except for the CEO which in 2006 has not been part of any pension arrangement, but instead received a compensation for this equal to NOK 312,000. For further description of the pension plans, see disclosure note 16.

11) Other benefits
The column comprises the value of other benefits received by the Group Management members during the year, including value of interest-free loans, car allowance, health insurance etc.

12) Other Fees
Other fees received by board and comittee members.

NOTE 13 cont.

Extract from principles for remuneration of Group Management
Salary should include both a fixed and a variable part. The variable salary may amount to a maximum of 55 percent of the fixed salary.
Fringe benefits should be moderate and only account for a limited part of the remuneration package.
There should be no special pension plans for Group Management members.
There will not be established any new option programs in 2007-08 for management nor employees.
Instead, there has been established a long-term incentive plan (see below).
The entire principles for remuneration of Group Management is found under the Corporate Governance section of the annual report.

Long Term Incentive Plans (LTIP)
Starting 2006, no new option programs have been established. Instead, TOMRA established a long term cash-based incentive plan, where managers receive bonus based upon yearly growth in the Group's and local units' profit and performance. Group Management members could in 2006 earn up to NOK 1,974,000 each, except for Rune Marthinussen which became member of Group Management during 2006, and therefore had a plan which could give him up to NOK 987,000 in 2006. The targets for 2006 were achieved, and the proceeds were distributed in 2007 to a virtual bonus bank, from which individual holdings will be paid out over a period of three years, starting with 1/3 in February 2007. The holdings are interest-bearing. If a manager quits, his or her remaining holding is lost. For 2007, the maximum bonus that each Group Management member can earn is capped at NOK 2,615,000.

The collective compensation for key management personnel is as follows (16 managers in 2006 and 20 managers in 2005):

Figures in NOK million	2006	2005	2004
Short-term employee benefits	27.1	26.5	20.4
Post-employment benefits	2.3	4.6	3.3
Termination benefits	-	12.5	-
Share-based payment*	-	5.2	4.3
Total	29.5	48.8	28.0

*Share-based payment equals cost charged as an expense in accordance with IFRS2.
Total remuneration is included in "employee benefit expenses" (see disclosure note 3).

Transactions with subsidiaries
Transactions between the Group companies, which are related parties, have been eliminated in the consolidation and are not disclosed in this note.

Auditors' fees for 2006

Figures in NOK million	Parent	Group
Statutory audit	1.1	6.0
Other attestation services	-	-
Tax consulting	-	1.0
Other services	0.2	0.1
Total	1.3	7.1

Statutory audit fees for the Group comprise an audit fee to KPMG of NOK 4.9 million, and fee to other auditors with NOK 1.1 million. Other services relate to IFRS implementation.

NOTE 14 SHARES AND INVESTMENTS

TOMRA SYSTEMS ASA - NGAAP

Figures in NOK million	Country	Year of acquisition	Vote and owner share	Book value
Tomra North America Inc	USA	1992	100.0 %	1 166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Tomra Canada Inc	Canada	2000	100.0 %	37.3
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	0.0
Orwak Group AB	Sweden	2005	100.0 %	110.6
TiTech Visionsort AS	Norway	2004	100.0 %	208.2
Tomra Systems Ltd.	United Kingdom	2006	100.0 %	2.3
Total shares in subsidiaries				**1 592.1**

Long-term loans to the subsidiary Tomra North America Inc of NOK 374 million/USD 54 million, is treated as part of net investments in the consolidated figures. In the parent company it is booked at cost and reported under loans to subsidiaries.

Tomra South America SA was sold in 2005 with a loss of NOK 136.8 million in the parent company. For effect on the consolidated figures, please see note 23. Tomra Systems OY was liquidated in 2005. The liquidation gave a positive effect of NOK 11.5 million in the parent company. The effect on the consolidated figures was 0.

On 30 November 2006 the Group sold its subsidiary Tomra AG. Tomra AG is included in the P/L with revenues of NOK 3.5 million and a loss before tax of NOK 3.6 million.

Tomra AG was sold at a price equal to the book value of NOK 6.7 million.

NOTE 15 INVESTMENTS IN ASSOCIATES

GROUP - IFRS

Figures in NOK million	Ultre-PET	Tomra s.r.o.	Tomra Baltic	Total
Book value 31 December 2005	43.5	-	0.1	43.6
Profit 2006	-	1.4	0.2	1.6
Dividends and equity infusions	-	(1.3)	-	(1.3)
Currency translation difference	(3.2)	(0.1)	-	(3.3)
Book value 31 December 2006	40.3	0.0	0.3	40.6
Equity at date of acquisition	41.0	0.0	0.0	
Country	USA	Czech republic	Estonia	
Year of acquisition	1999	1998	2005	
Vote and share ownership	49.0 %	40.0 %	40.0 %	

Summary financial information on associates on 100% basis:

2006				Total
Assets	59.5	7.0	3.9	70.4
Liabilities	36.7	1.8	3.2	41.7
Equity	22.8	5.2	0.8	28.8
Revenues	168.5	17.4	5.8	191.7
Profit/(loss)	0.0	3.8	0.3	4.1

2005				Total
Assets	64.4	6.3	7.6	78.3
Liabilities	47.4	1.7	7.5	56.6
Equity	17.0	4.6	0.1	21.7
Revenues	173.6	17.9	6.8	198.3
Profit/(loss)	0.0	3.4	0.2	3.6

NOTE 16 PENSION AND PENSION OBLIGATIONS

Tomra Systems ASA NGAAP				Group IFRS		
2006	2005	2004	Figures in NOK million	**2006**	2005	2004
			EXPENSE RECOGNIZED IN THE INCOME STATEMENT			
12.5	11.8	10.4	Current service cost	12.5	11.8	10.4
5.9	5.6	4.9	Interest cost of pension obligations	5.9	5.6	4.9
(6.3)	(5.5)	(4.1)	Expected return on plan assets	(6.3)	(5.5)	(4.1)
0.8	0.5	0.4	Actuarial gains and losses	0.8	0.5	0.4
1.8	1.8	1.6	Social security tax included in pension cost	1.8	1.8	1.6
14.7	**14.2**	**13.2**	**Net pension costs**	**14.7**	**14.2**	**13.2**
			FINANCIAL STATUS AS OF 31 DECEMBER			
136.4	128.2	108.7	Present value of funded pension obligations	136.4	128.2	108.7
(93.3)	(100.1)	(85.4)	Fair value of plan assets	(93.3)	(100.1)	(85.4)
(36.4)	(15.6)	(5.3)	Unrecognized actuarial gains & losses	(36.4)	(15.6)	(5.3)
1.0	1.7	2.5	Social security tax obligation	1.0	1.7	2.5
7.7	**14.2**	**20.5**	**Pension liability**	**7.7**	**14.2**	**20.5**
			BASIS FOR CALCULATION			
4.35%	4.70%	5.50%	Discount rate	4.35%	4.70%	5.50%
4.50%	3.00%	3.00%	Expected wage increase	4.50%	3.00%	3.00%
4.25%	3.00%	3.00%	Expected increase of base amount	4.25%	3.00%	3.00%
5.45%	5.70%	6.50%	Expected return on plan assets 31 December	5.45%	5.70%	6.50%
			MOVEMENTS IN THE NET LIABILITY FOR DEFINED BENEFIT OBLIGATIONS AS RECOGNIZED IN THE BALANCE SHEET			
14.2	20.5	41.5	Net liability at 1 January	14.2	20.5	41.5
(21.2)	(20.5)	(34.3)	Contributions received	(21.2)	(20.5)	(34.3)
14.7	14.2	13.2	Expense recognized in the Income Statement (*)	14.7	14.2	13.2
7.7	**14.2**	**20.5**	**Net liability at 31 December**	**7.7**	**14.2**	**20.5**
			(*) The expense is recognized in the following line item in the income statement			
14.7	14.2	13.2	Employee benefits expenses	14.7	14.2	13.2

GROUP - IFRS

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full time employment and below an age of 57 years at the employment date. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no compensation for reductions in State benefits.

The pension plans have been treated for accounting purposes in accordance with IAS 19. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS, Tomra Production AS and TiTech Visionsort AS includes 240 employees and 14 retirees by year-end 2006.

The plans provide the right to defined future benefits. This benefit is mainly dependent upon years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through insurance company Vital. For demographic and resignation factors, normal insurance assumptions have been used.

Actuarial gains and losses are required to be recognized when the cumulative unrecognized amount thereof at the beginning of the period exceeds a "corridor." The corridor is 10 percent of the greater of the present value of the obligation and the fair value of the assets. The corridor is calculated separately for each plan.

Actual return on plan assets was NOK 5.5 million in 2005.

NOTE 16 cont. PENSION AND PENSION OBLIGATIONS

TOMRA SYSTEMS ASA - NGAAP

From 1 January 2006 Tomra Systems ASA is obliged to have a pension plan for its employees, and our pension plan meets the demand to this obligatory pension plan.

TOMRA has in accordance with NRS 6A.3 used the option to convert to IAS 19 for its pensions. The change has been implemented with effect from 1 January 2004, and unrecognized actuarial gains and losses are reset.

The conversion has no effect on the consolidated figures. The effect on the Tomra Systems ASA figures is explained below.

2004
No changes in the P/L between pension costs according to NRS 6 and IAS 19.

2005
The effect of the change in accounting principle for 2005 is shown below with the effect allocated to the affected accounting lines.

2005 NRS 6	Effect	2005 IAS 19	
143.5	(2.8)	140.7	Employee benefits expensed
(16.1)	0.8	(15.3)	Taxes
(80.4)	2.0	(78.4)	Net Profit
25.6	15.3	40.9	Deferred tax assets
40.5	(40.5)	-	Pensions
2,811.6	(25.2)	2,786.4	Total assets
818.6	(39.4)	779.2	Retained earnings
-	14.2	14.2	Pension liabilities
2,811.6	25.2	2,786.4	Total liabilities and equity

NOTE 17 CASH AND CASH EQUIVALENTS

Tomra Systems ASA NGAAP 2006	2005	Figures in NOK million	GROUP IFRS 2006	2005
209.2	258.9	Cash and cash equivalents	286.4	491.4
209.2	258.9	Cash and cash equivalents in the statement of cash flows [1]	286.4	491.4

1) Includes restricted bank deposits totaling NOK 13.3 million for the Parent company and NOK 16.1 million for the Group.

Tomra Systems ASA and its 100 percent owned subsidiaries participate in an international multi-currency cash-pool, operated by DnB. All the subsidiaries deposit to and withdraws from the pool is through the cash-pool agreement as Intra-Group receivable/payable towards Tomra Systems ASA, and classified as such in the financial statement.

NOTE 18 FINANCIAL INSTRUMENTS

The responsibility for financing, cash management and financial risk management is centralized and handled by the Finance Department of Tomra Systems ASA.

Credit risk
Historically the Group has limited bad debt on receivables. The Group has established sufficient routines for credit checks on clients and credit risk is not considered to be significant, on outstanding receivables as of 31 December 2006. However, TOMRAs customers comprise both the largest retail chains in the world, as well as large scrap material processors, where outstanding receivables globally can be significant. In situations where one of these systems collapse, TOMRA might be exposed.

Interest rate risk
TOMRA's cash surplus is mainly placed in Norwegian crowns with short duration. According to the adopted financing strategy the duration of the portfolio should not exceed six months. Interest-bearing liabilities is mainly related to a revolving, bilateral five-year credit facility nominated in NOK and established in October 2006. At year end the average duration on cash and cash equivalents was 1.5 months, and the average duration on the credit facility was three months.

Foreign currency risk
TOMRA is exposed to changes in the Norwegian crown relative to other currencies. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian crown will lead to reduced earnings for the Group, measured in Norwegian crowns. The currencies giving rise to this risk are primarily EURO and U.S. Dollars.

The split of revenues in 2006 and the balancesheet as of 31 December 2006 in currencies is distributed as:

	Revenues	Balance sheet
USD	34%	54%
EURO	51%	22%
SEK	7%	8%
NOK	3%	12%
OTHER	5%	4%

A weakening/strengthening of the Norwegian crown of ten percent will normally lead to a 15-25 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. Such changes in value will however not have P/L impact as they are booked as translation difference against equity.

The parent company has forward exchange contracts that economically hedge future cash flows. According to TOMRAs finance strategy economical hedging may be done for up to 12 months of expected cash flows. The forward exchange contracts that economically hedge future cash flows are stated at fair value of NOK 1.6 million at 31 December 2006 and recognized in receivables (fair value derivatives) in the balance sheet (31 December 2005: NOK 3.8 million as payable). Changes in the fair value of these forward contracts are recognized in the income statement in 2006. Save for contracts accounted for in accordance with IAS 39 (see below), both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the cash flows are recognized as part of "net financing costs."

Outstanding forward foreign exchange contracts, as of 31 December 2006;

Amount forward sold (million)	Currency	Exch.rate	Due date
EUR/NOK	40.0	8.2380	2007
USD/NOK	5.0	6.2551	2007
CAD/NOK	7.5	5.3910	2007
NOK/GBP	6.0	12.2680	2007
NOK/JPY	760.0	0.0525	2007

NOTE 18 cont. FINANCIAL INSTRUMENTS

Hedge accounting under IAS39

Tomra Systems ASA has in 2006 applied hedge accounting in accordance with IAS39 for the cash flow from deliveries of machines and parts to its subsidiary Tomra Systems GmbH, related to two firm orders in Euro received for such equipment in 2006. In January 2006, EUR 75 million was sold spot at a rate of 8.12 against NOK for securing the Euro cash flow from the internal sales transaction. The contract was swapped throughout 2006, with last contract expiring November 2006. The contract was highly effective, providing a currency gain of NOK 3.8 million which has been recognized as revenues, offsetting the equivalent loss on the sale. None of these hedging instruments were outstanding as of 31st December 2005, nor as of 31st December 2006.

Fair values	2006		2005	
Figures in NOK million	Carrying amount	Fair value	Carrying amount	Fair value
Long-term receivables	180.2	179.3	182.1	182.1
Receivables	813.9	813.9	539.4	539.9
Cash and cash equivalents	286.4	286.4	491.4	491.4
Forward exchange contracts	1.6	1.6	(3.6)	(3.6)
Finance lease liabilities	-	-	(2.5)	(2.5)
Unsecured bank facilities	(344.7)	(343.6)	(35.2)	(31.2)
Other interest-bearing liabilities	(35.4)	(36.5)	(23.6)	(19.6)
Payables	(257.0)	(256.9)	(234.1)	(234.1)
Total	**645.0**	**644.2**	**913.9**	**922.4**

Estimation of fair values

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Derivatives

Forward exchange contracts are either market to market using listed market prices or by discounting the difference between the contractual forward price and the current forward price for the recidual maturity of the contract using a risk-free interest rate.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Receivables/payables

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value	2006	2005
Loans and borrowings	5.5%	5.0%
Receivables/payables	4.5%	4.0%

NOTE 19 SHARE-BASED PAYMENTS

GROUP - IFRS

Share option plans for employees

TOMRA has previously had a share bonus program for all employees in fully owned TOMRA companies. Under the plan, all employees were yearly granted up to 1,200 options with a strike price equal to the market price at the beginning of the respective year. Share options were granted under a service condition and a non-market performance condition in form of entities achieving the agreed budget. The vesting period was one year. Vested options could be kept up to 5 years after vesting. No options have been granted under this plan since 2005.

Share option plans for management

TOMRA also has had a share bonus program for management where vesting conditions were tied to specific non-market performance targets (variable plans) in addition to service conditions. Vesting period was one year. Vested options could be exercised up to 2 years after vesting. The strike price was based upon the average closing price on the Oslo Stock Exchange the three following days after the options had been granted. The share bonus program included about 110 managers and key personnel in the group, with an average of about 20,000 share options per manager each year. No options have been granted under this plan since 2005.

Exercise March 2006

In March 2006, 1,467,681 employee options and 2,641,400 management options were exercised. For employees and managers who wanted to take title to the shares, treasury shares held by the company were sold. Total number of treasury shares sold equaled 68,305 shares at an average price of NOK 30.93. For the remaining options, a cash compensation was paid out, equal to NOK 93.8 million.

Exercise November 2006

In November 2006, 85,453 employee options and 43,000 managment options were exercised. All options were settled with the use of treasury shares held by the company.

The terms and conditions of vested options still not expired:

Plan	Strike	Remaining number of options	Vested	Termination
2001-2006 Employees 1)	171.00	122,056	February 2002	February 2007
2002-2007 Employees 1)	86.00	816,434	February 2003	February 2008
2003-2008 Employees 1)	45.10	379,074	February 2004	February 2009
2004-2009 Employees 1)	40.10	100,207	February 2005	February 2010
2005-2010 Employees 1)	33.30	301,455	February 2006	February 2011
2004-2006 Management 2)	33.10	39,500	February 2005	February 2007
2005-2007 Management 2)	27.73	203,000	February 2006	February 2008
Total		**1,961,726**		

1) Vesting conditions: One year of service and entity achieving the agreed budget. Contractual life of options: 5 Years
2) Vesting conditions: One year of service and specific performance targets. Contractual life of options: 2 Years

The number and weighted average exercise prices of share options for employees are as follows:

	2006		2005	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	60.02	4,208,699	70.89	3,209,806
Forfeited during the period	77.64	(936,339)	94.76	(118,003)
Exercised during the period	54.87	(1,553,134)	43.60	(106,416)
Granted during the period	n/a	-	33.30	1,223,312
Outstanding and exercisable at the end of the period	**71.10**	**1,719,226**	**60.02**	**4,208,699**

The options outstanding at 31 December 2006 have a strike price in the range of 33.30 to 171.00 and a weighted average remaining contractual life of 2.1 years.

NOTE 19 cont.

SHARE-BASED PAYMENTS

The number and weighted average exercise prices of share options for management are as follows:

	2006		2005	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	29.42	2,954,900	33.10	1,890,000
Forfeited during the period	30.13	(28,000)	33.10	(1,900)
Exercised during the period	55.32	(2,684,400)	33.10	(957,050)
Granted during the period	n/a	-	27.73	2,023,850
Outstanding and exercisable at the end of the period	**28.60**	**242,500**	**29.42**	**2,954,900**

The options outstanding at 31 December 2006 have a strike price in the range of 27,73 to 33,10 and a weighted average remaining contractual life of 1.1 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black & Scholes model. Expectations of early exercise are taken into account in the Black & Scholes model by reducing the contractual life of the option which is used as an input to this model.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

Share options are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Fair value of share options and assumptions:

Share options for employees	2006	2005
Fair value at measurement date	n/a	10.15
Share price in NOK		33.30
Exercise price in NOK		33.30
Expected volatility (weighted average volatility used) in %		40%
Average option life (reduced for expectations of early exercise) in years [1]		2,25 yrs
Expected dividends in NOK		0.40
Risk-free interest rate (based on national government bonds) in % [2]		3.05%

1) Average option life for employees is based upon an assumption that 50% of all employees exercise at first opportunity, 25% at next and 25% at last opportunity.
2) Interest is calculated based upon the average interest rate for the applicable period.

Share options for management	2006	2005
Fair value at measurement date	n/a	6.47
Share price in NOK		27.73
Exercise price in NOK		27.73
Expected volatility (weighted average volatility used) in %		40%
Option life (reduced for expectations of early exercise) in years [1]		1,6 yrs
Expected dividends in NOK		0.40
Risk-free interest rate (based on national government bonds) in % [2]		2.37%

1) Average option life for managers is based upon an assumption that 40% of all managers exercise at first opportunity, and 60% at last opportunity.
2) Interest is calculated based upon the average interest rate for the applicable period.

Employee expenses in million NOK	2006	2005	2004
Share options granted in 2004	(1.0)	0.0	18.1
Share options granted in 2005	0.0	25.5	0
Total expense/(income) recognised as employee costs	**(1.0)**	**25.5**	**18.1**

TOMRA SYSTEMS - NGAAP

The share option program for employees in Tomra Systems ASA are identical for those for the rest of the Group, and has been calculated using the same principles under IFRS described above.

The number and weighted average exercise prices of share options for employees are as follows:

	2006		2005	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	57.87	466,196	65.52	355,515
Forfeited during the period	68.54	(97,964)	-	-
Exercised during the period	39.68	(84,417)	-	-
Granted during the period	n/a	-	33.30	110,681
Outstanding and exercisable at the end of the period	**59.60**	**283,815**	**57.87**	**466,196**

The options outstanding at 31 December 2006 have an strike price in the range of 33.30 to 86.00 and a weighted average remaining contractual life of 3.4 years. Total expense recognized as employee costs in 2006 is NOK zero.

The number and weighted average exercise prices of share options for management are as follows:

	2006		2005	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	29.47	1,498,100	33.10	897,500
Forfeited during the period	n/a	-	n/a	-
Exercised during the period	29.67	(1,274,600)	33.10	(412,750)
Granted during the period	n/a	-	27.73	1,013,350
Outstanding and exercisable at the end of the period	**28.68**	**223,500**	**29.47**	**1,498,100**

The options outstanding at 31 December 2006 have a strike price in the range of 27.73 to 33.10 and a weighted average remaining contractual life of 1.1 years. Total expense recognized as employee costs in 2006 is NOK zero.

NOTE 20 EQUITY

Tomra Systems ASA - NGAAP

Figures in NOK million	Share capital	Treasury shares	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 31 December 2004	178.5	0.0	1,418.3	1,596.8	1,163.2	2,760.0	178,486,559
Change of accounting principle pensions, ref. note 16					(41.4)	(41.4)	
Balance per 1 January 2005	178.5	0.0	1,418.3	1,596.8	1,121.8	2,718.6	178,486,559
Net profit					(78.4)	(78.4)	
Share options exercised, ref. note 19					7.6	7.6	
Equity-settled transactions, net of tax					(4.3)	(4.3)	
Purchase of own shares		(4.5)		(4.5)	(206.6)	(211.1)	
Dividend to shareholders					(60.9)	(60.9)	
Balance per 31 December 2005	178.5	(4.5)	1,418.3	1,592.3	779.2	2,371.5	178,486,559
Net profit					217.5	217.5	
Deleted shares	(4.8)	4.8				0.0	(4,844,695)
Share options exercised, ref. note 19					(33.6)	(33.6)	
Purchase of own shares		(9.8)		(9.8)	(412.0)	(421.8)	
Own shares sold to employees		0.2		0.2	6.2	6.4	
Received dividend on own shares					0.2	0.2	
Dividend to shareholders					(65.8)	(65.8)	
Balance per 31 December 2006	173.6	(9.2)	1,418.3	1,582.7	491.7	2,074.4	173,641,864

Shares par value is 1 NOK. Free equity at the end of 2006 equaled NOK 475.3 million.
Tomra Systems ASA has in 2006 purchased 9,765,000 own shares at an average price of NOK 43.25 per share.
At an extraordinary shareholders meeting 19 December 2006, it was decided to amortize 8,951,647 treasury shares.
The amortization will take place after the two months notification period expires in February 2007.
Total shareholding of treasury shares is 9,221,547 as of year end 2006.

GROUP - IFRS

Figures in NOK million	Paid-in capital	Translation reserve	Retained earnings	Total majority equity	Minority interest	Total equity
Balance per 1 January 2005	1,596.8	(151.3)	1,118.3	2,563.8	68.0	2,631.8
Net profit			8.3	8.3	13.6	21.9
Changes in translation difference		118.5		118.5	4.8	123.3
New consolidated subsidiaries/dividend minorities				0.0	(12.1)	(12.1)
Goodwill from aquision of minorities			(7.7)	(7.7)	0.9	(6.8)
Share options exercised by employees [2]			(10.1)	(10.1)		(10.1)
Equity-settled transactions, net of tax			25.5	25.5		25.5
Purchase of own shares	(4.5)		(206.6)	(211.1)		(211.1)
Dividend to shareholders			(321.3)	(321.3)		(321.3)
Balance per 31 December 2005	1,592.3	(32.8)	606.4	2,165.9	75.2	2,241.1
Net profit			427.1	427.1	12.7	439.8
Changes in translation difference		(82.3)		(82.3)	(5.4)	(87.7)
Disposale of subsidiaries/dividend minorities					(16.7)	(16.7)
Share options exercised by employees [2]			(62.0)	(62.0)		(62.0)
Equity-settled transactions, net of tax			(1.0)	(1.0)		(1.0)
Purchase of own shares	(9.8)		(411.9)	(421.7)		(421.7)
Own shares sold to employees	0.2		6.2	6.4		6.4
Dividend to shareholders [1]			(60.8)	(60.8)		(60.8)
Balance per 31 December 2006	1,582.7	(115.1)	504.0	1,971.6	65.8	2,037.4

1) Dividend payment was NOK 0.35 per share in 2006 which is equal to the proposal in the 2005 financial statement.
2) The amount is presented net of taxes.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the company.

Dividends
After the balance sheet date the following dividends were proposed by the directors:

Figures in NOK million	2006	2005
NOK 0.40 per qualifying share (2005: NOK 0.35)	65.8	60.9

The dividend has not yet been provided for and there are no income tax consequences.

Earnings per share	2006	2005
Average number of shares	176,602,511	178,486,559
Average number of shares, adjusted for own shares	171,922,994	177,843,964
Average number of shares, adjusted for own shares, fully diluted	172,240,795	177,119,497
Majority equity 31 December (MNOK)	1,971.6	2,165.9
Equity per share (NOK)	11.47	12.13

	2006			2005		
	Continued	Discontinued	Total	Continued	Discontinued	Total
Net profit after minority interest (MNOK)	427.1	-	427.1	78.7	(70.4)	8.3
Earnings per share	2.48	-	2.48	0.44	(0.40)	0.05

NOTE 21 SHAREHOLDERS

The figures are presented based upon information from Verdipapirsentralen.
On nominee accounts, information regarding beneficial ownership has been collected and has been presented as far as this has been possible.

	Registered at 31 December 2006	Number of shares	Ownership
1.	Orkla ASA	20,000,000	11.52 %
2.	Folketrygdfondet	17,636,300	10.16 %
3.	Tomra Systems ASA	9,221,547	5.31 %
4.	State of New Jersey Common Fund	4,500,000	2.59 %
5.	Vital Forsikring ASA	4,465,668	2.57 %
6.	Taube Hodson, Stonex Partners Ltd, YK	4,201,600	2.42 %
7.	Odey Div Funds, UK	3,841,220	2.21 %
8.	Fåmandsforeningen Ld, Denmark	2,493,403	1.44 %
9.	Skagen Vekst	2,323,000	1.34 %
10.	DnB NOR Norge (IV) VPF	2,303,699	1.33 %
11.	Richelieu Finance, France	1,900,000	1.09 %
12.	Verdipapirfondet KLP	1,656,950	0.95 %
13.	Avanse Norge (II) VPF	1,563,675	0.90 %
14.	Government of Singapore	1,472,621	0.85 %
15.	J Sainsbury CIF - GB	1,370,800	0.79 %
16.	Impax Environmental Funds - GB	1,363,000	0.78 %
17.	Vicama AS	1,350,000	0.78 %
18.	Taj Holding AS	1,342,800	0.77 %
19.	Union Financière de France Croissance Maitre, France	1,280,000	0.74 %
20.	French Res Treaty CL	1,266,940	0.73 %
	Total	85,553,223	51.00 %
	Other shareholders	88,088,641	49.00 %
	Total (12.218 shareholders)	173,641,864	100.00 %
	Shares owned by Norwegian shareholders	113,041,777	65.10 %
	Shares owned by foreign shareholders	60,600,087	34.90 %
	Total	173,641,864	100.00 %

NOTE 22 ACQUISITIONS IN 2005/2006

CommoDaS GmbH
On 1 July 2006, TOMRA's subsidiary Titech Visionsort AS acquired 100 percent of the shares of CommoDaS GmbH. The purchase price was estimated to NOK 133.8 million satisfied in cash with NOK 98.5 million and possible additional payment of up to NOK 35.3 million, depending on the company's earning in 2007. The purchase price included a goodwill of NOK 129,1 million. CommoDaS is a leading provider of technology solutions for identification and sorting of high-value material fractions, such as packaging and paper.

The net assets aquired in the transaction, and the goodwill arising, are as follows:

Figures in NOK million	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Patents	0.0	4.8	4.8
Property, plant and equipment	8.0	(0.7)	7.3
Inventories	5.5	(1.1)	4.4
Trade receivables	19.8	0.0	19.8
Other short-term receivables	1.6	0.0	1.6
Trade payables	(4.4)	0.0	(4.4)
Tax payables	(0.2)	0.0	(0.2)
Other short-term liabilities	(28.6)	0.0	(28.6)
	1.7	3.0	4.7
Goodwill			129.1
Total consideration satisfied by cash			98.5
Earn out, booked under interest bearing liabilities			35.3
Company's goodwill			0.0
Group goodwill			129.1
Total goodwill related to the transaction			129.1
Net cash outflow arising on aquisition:			
Cash consideration paid			(98.5)
Cash and cash equivalents acquired			0.0
Net cash outflow			(98.5)

The goodwill arising on the aquisition of CommoDaS is attributable to predicted future cash flows.

The aquired company contributed NOK 57.5 million in revenue and NOK 10.2 million to the Group's profit before tax for the period between the date of aquisition and 31 December 2006.

If the acquisition had been completed on 1 January 2006, total group revenue for 2006 would have increased by NOK 31.0 million, but the profit for the year would not have been changed.

Titech Visionsort AS
In 2006 we have paid out NOK 18.4 million related to the final payment to the former owners of Real Vision Systems GmbH.

Orwak Group AB
In February 2005 TOMRA bought 100 percent of the shares in Orwak Group AB in Sweden. The purchase price was NOK 111.3 million satisfied in cash.
The acquisition has been accounted for as being completed as of 1 January 2005.
Orwak is a leading provider of a wide range of compaction solutions for recyclables such as cardboard, paper and plastic.

NOTE 22 cont. ACQUISITIONS IN 2005/2006

The net assets aquired in the transaction, and the goodwill arising, are as follows:

Figures in NOK million	Acquiree's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Deferred tax assets	1.1		1.1
Development cost	1.8		1.8
Goodwill	20.0		20.0
Property, plant and equipment	17.9	(2.3)	15.6
Inventories	48.9	(5.9)	43.0
Trade receivables	55.7		55.7
Other short-term debt	4.8		4.8
Bank and cash balances	1.4		1.4
Deferred tax	(5.1)	1.4	(3.7)
Trade payables	(25.4)		(25.4)
Tax payables	(1.8)		(1.8)
Other short-term liabilities	(59.0)		(59.0)
Advanced payments	(21.6)		(21.6)
	38.7	(6.8)	31.9
Goodwill			81.0
Total consideration satisfied by cash			112.9
Company's goodwill			20.0
Group goodwill			81.0
Total goodwill related to aquisition			101.0
Net cash outflow arising on aquisition:			
Cash consideration paid			(112.7)
Cash and cash equivalents acquired			1.4
Net cash outflow			(111.3)

The goodwill arising on the aquisition of Orwak is attributable to predicted future cash flows.

NOTE 23 DISCONTINUED OPERATIONS

GROUP - IFRS

Discontinued operations

Tomra South America SA
On 31 August 2005, the Group sold its subsidiary Tomra South America SA. The Group was previously committed to a plan to sell the entity due to a strategic decision to change the direction of the Group. The related assets and liabilities were classified as held for sale on 30 June 2005 in the quartely reporting in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. On 30 June 2005, a loss of NOK 80 million arose on the measurement to fair value less cost to sell.

In August 2005, the division was sold for USD 19 million in cash, equal to the book value of the unit after NOK 80 million write-off in 2 quarter 2005.

Analysis of the loss on sale of discontinued operation

Figures in NOK million	2005	2004
Operating revenues	249.2	370.0
Operating expenses		
Cost of goods sold	206.9	335.4
Employee benefits expenses	11.9	7.5
Ordinary depreciation	4.2	5.7
Other operating expenses	12.6	2.9
Total operating expenses	235.6	351.5
Net operating profit	13.6	18.5
Financial items		
Financial income	2.8	1.5
Financial expenses	2.9	0.7
Net financial items	(0.1)	0.8
Profit of discontinued operations before tax	13.5	19.3
Income tax expense	3.9	5.0
Profit of discontinued operations after tax	9.6	14.3
Impairment loss regarding measurement to fair value less selling cost	80.0	
Income tax related to impairment loss	0.0	
Total loss on sale of discontinued operations	(70.4)	14.3

Effect of the disposal on individual assets and liabilities of the Group

Figures in NOK million	2005
Goodwill	84.6
Property, plant and equipment	43.1
Inventories	13.1
Trade receivables	13.8
Other receivables	23.7
Cash and cash equivalents	10.3
Other current liabilities	(19.3)
Trade payables	(9.7)
Net identifiable assets and liabilities	159.6
Previous exchange rate differences booked against equity	(37.1)
Consideration received, satisfied in cash	122.5
Cash disposed of	(10.3)
Net cash (inflow)	112.2

To the Annual Shareholders' Meeting of Tomra Systems ASA

AUDITOR'S REPORT FOR 2006

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2006, showing a profit of NOK 217,5 million for the parent company and a profit of NOK 439,9 million for the Group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2006, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2006, the results of its operations, its cash flows and the changes in equity for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information
- the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with the law and regulations.

Oslo, 13 February 2007
KPMG AS

Henning Aass
State Authorised Public Accountant
Note: This translation from Norwegian has been prepared for information purposes only

OSLO BØRS NewsWeb

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lenke

28.03.2007 16:33:13 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **INVITATION TO ANNUAL GENERAL MEETING** generalforsamlingsinfo

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The Annual General Meeting of Shareholders in Tomra Systems ASA will be held at the company`s offices in Drengsrudhagen 2, Asker, Norway on Tuesday 17 April 2007 at 6:30 p.m. Registration starts at 6:00 p.m.

Please see attached invitation with enclosures to the Annual General Meeting.

A pdf-version of the 2006 Annual Report is enclosed in this announcement and will also be available on TOMRA`s web page (under the Investor Relation pages on www.tomra.com), on Oslo Børs (www.newsweb.no) and on Hugin Online (www.huginonline.no). The printed version will be mailed to shareholders today.

If you have questions, please contact CFO Espen Gundersen at +47 97 68 73 01.

Asker, 28 March 2007
Tomra Systems ASA

TOMRA

NOTICE OF

ANNUAL GENERAL MEETING IN

TOMRA SYSTEMS ASA

Notice is hereby given by the Board of Directors for the annual general meeting in Tomra Systems ASA on **Tuesday 17 April 2007 at 18.30 at the offices of the company at Drengsrudhagen 2, Asker, Norway.**

Registration of attendees takes place from 18.00.

The following matters shall be dealt with:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders, including shareholders represented by proxy

2. Election of the chairman of the meeting

3. Election of one person to sign the minutes together with the chairman of the meeting

4. Approval of the notice of the meeting and the agenda

5. Report by the management on the status of the company and the group

6. Approval of the annual accounts and annual report for 2006 for the company and the group, including proposal for dividend distribution

7. Declaration from the board of directors regarding establishment of salary and other remuneration to executive employees

8. Determination of remuneration for the board of directors, board committees and auditor

9. Election of the shareholders members of the board of directors, board leader and nomination committee

10. Authorisation regarding directed share issues to effect acquisitions or mergers

11. Amendment of the Articles of Association of the company

The board of directors and the management welcome all shareholders to attend the general meeting.

Asker, 28 March 2007

TOMRA SYSTEMS ASA
The Board of Directors

ATTENDANCE FORM
Must be received by DnB NOR Bank ASA by April 13, 2007 at 4:00 p.m. at the latest. Postal address: DnB NOR Bank ASA, Verdipapirservice, N-0021 Oslo, alternatively on telefax +47 22 48 11 71. Registration may also be made via the company's homepage http://www.tomra.com on the Investor Relations pages (can not be used for proxies).

ENCLOSURE TO NOTICE OF ORDINARY GENERAL MEETING IN TOMRA SYSTEMS ASA

Matter 6. Approval of the annual accounts and annual report for 2006 for the company and the group, including proposal for dividend distribution

The board of directors proposes that the general meeting pass the following resolution:

"The annual report and accounts for 2006 are approved. An ordinary dividend of NOK 0.40 per share shall be distributed. The dividend for each share shall be paid out to the registered owner of that share in Verdipapirsentralen by the expiration of 17 April 2007. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 18 April 2007"

Dividend will be distributed around April 30th 2006.

Matter 7. Declaration from the board of directors regarding establishment of salary and other remuneration to executive employees

The board of directors proposes that the general meeting pass the following resolution:

"Since no allotment of shares, subscriptions rights, options and other kinds of remuneration related to shares or the development of the share value in the company or other companies within the same company group, and the declaration from the board of directors consequently does not contain any instructions regarding such arrangements, cf. the Norwegian Public Limited Companies Act § 6-16a third period in section one, the declaration from the board of directors regarding establishment of salary and other remuneration to executive employees was noted in full."

Matter 8. Determination of remuneration for the board of directors, board committees and auditor

The board of directors proposes that the general meeting pass the following resolution:

"For 2006 the board of directors is remunerated as follows (2005 figures in brackets):

Chairman of the board: NOK 680,000 (NOK 650,000)
External board members: NOK 365,000 (NOK 350,000)
Internal board members: NOK 210,000 (NOK 200,000)

In addition, a remuneration of NOK 35,000 per annum to leaders, and NOK 30,000 to members, of the compensation committee, audit committee and nomination committee will be paid. If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum.

The auditor's fees for audit of Tomra Systems ASA for 2006 in accordance with bill of NOK 900,000 is approved."

The board member fee for internal board members is assumed to cover board responsibilities and time for preparation. Time spent in board meetings is assumed to be covered by employees' normal wages.

Matter 9. Election of the shareholders members of the board of directors, board leader and nomination committee

The nomination committee has the last year consisted of Halvor Løken (chairman), Tom Knoff and Jan Chr. Opsahl.
The new nomination committee for election consists of Rolf Kåre Nilsen (chairman), Tom Knoff and Ole Dahl.

The committee has nominated the following persons to be elected as board members of Tomra Systems ASA:

Jan Chr. Opsahl (chairman)	Re-elected
Hanne de Mora	Re-elected
Jørgen Randers	Re-elected
Jo Lunder	New (see CV below)
Hege Marie Norheim	New (see CV below)

Jo Lunder, Chief Executive Officer Ementor ASA (b. 1961)

2005-	Ementor ASA, CEO
1999-2005	VimpelCom, Chairman of the Board (02-05), CEO (01-03)
1993-1999	Telenor Mobil, CEO (98-99)
1989-1993	Norgeskreditt/Nordea
1986-1988	3M Norge
1996	MBA, Henley Management School, Oxford
1986	Master of business and Marketing, Oslo Business School

Hege Marie Norheim, Vice President Norsk Hydro (b. 1967)

2002-	Norsk Hydro ASA, Vice President
2000-2001	Minestry of Finance
1994-2000	Office of the Prime Minister
1993-1994	NHO - Confederation of Norwegian Enterprise
1992-1993	PA Consulting
1991	MBA NHH/St.Gallen

Matter 10. Authorisation regarding directed share issues to effect acquisitions or mergers

The board of directors has the last years had a proxy for directed issues of shares to effect acquisitions or mergers. As the current proxy expires on this year's annual general meeting, the board of directors proposes that the general meeting pass the following resolution:

> *"The board of directors is given authorisation to increase the share capital by new issue of shares by up to NOK 16,300,000 (9.9 % of the share capital). The authorisation can only be utilized in connection with mergers with or acquisitions of companies or businesses. The shareholders' preferential right to subscribe according to allmennaksjeloven (Public Limited Companies Act)§ 10-4 may be set aside. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the annual general meeting in the spring of 2008. If the authorisation is utilised, the board may change § 4 of the by-laws accordingly."*

Matter 11. Amendment of the Articles of Association

The board of director proposes that the general meeting pass the following resolution:

> *"The Articles of Associations of the company shall be changed from:*

ARTICLES OF ASSOCIATION of TOMRA SYSTEMS ASA

§ 1

The name of the company is Tomra Systems ASA. The company is a Public Limited Company.

§ 2

The company's goal is profitability, job satisfaction and usefulness, which will be achieved by helping the world recycle. The company aims to be No. 1 provider of solutions that make it attractive to return packaging for reuse or recycling. The company may also engage in other business activities.

§ 3
The company's registered office is located in Asker.

§ 4
The share capital is NOK 164,690,217 divided into 164,690,217 shares, each of NOK 1.00 par value. The shares in the company shall be registered in the Norwegian Registry of Securities.

§ 5
The shares are freely transferable. The transfer of shares shall be notified to the Norwegian Registry of Securities within 4 weeks.

Each share has one vote at the company's general meetings. At general meetings the shareholders' voting rights will be based on the total number of shares registered in the Norwegian Registry of Securities on the last working day prior to the general meeting.

§ 6
The Board of Directors shall consist of between 6 and 10 persons and up to two substitute members as decided by the general meeting. Two to three members of the Board of Directors shall be elected from among the company's employees for two years at a time. Otherwise the members of the Board of Directors and the Chairman of the Board of Directors shall be elected by the general meeting for one year at a time.

A nomination committee of two to four members shall be elected for one year at a time.

Documents shall be executed on behalf of the company by the Managing Director or the Chairman of the Board of Directors, in both cases together with one of the members of the company's Board of Directors.

§ 7
The annual general meeting shall be held each year as early as possible and at latest before end of June. Extraordinary general meetings shall be held when so decided by the Board of Directors or required in writing by the company's auditor or one or more shareholders who together represent at least 1/10th of the share capital.

The annual general meeting shall be convened by the Board of Directors with no less than two weeks' written notice to each of the shareholders. Shareholders who wish to attend the annual general meeting must notify the company within time limit specified in the notice of the meeting.

§ 8
The annual general meeting shall:

1. Adopt the profit and loss account and balance sheet for the previous accounting year, closed on the 31 December and audited.
2. Pass resolutions on the application of disposable profits in relation to the adopted balance sheet, and on the payment of dividends.
3. Elect members of the Board of Directors, the nomination committee and an auditor, who shall be a Certified Public Accountant.
4. Set the remuneration of members of the Board of Directors, Board Committee and approve the auditor's remuneration.
5. Consider other matters specified in the notice of the meeting.

to:

ARTICLES OF ASSOCIATION of TOMRA SYSTEMS ASA

§ 1

The name of the company is Tomra Systems ASA. The company is a Public Limited Company.

§ 2

The objectives of the company are profitability, job satisfaction and usefulness, which will be achieved by helping the world recycle. The company aims to be a leading global provider of advanced solutions enabling recovery and recycling of used materials. The company may also engage in other business activities.

§ 3

The company's registered office is in Asker, Norway.

§ 4

The share capital is NOK 164,690,217 divided into 164,690,217 shares, each having a par value of NOK 1.00.

§ 5

The shares are freely transferable.

Each share has one vote at the company's general meetings. Shareholder's voting rights at general meetings will be based on the total number of shares registered in the Norwegian Registry of Securities on the last working day prior to the general meeting.

§ 6

The Board of Directors shall consist of between 6 and 10 members and up to 2 substitute members as decided by the general meeting. 2 to 3 members of the Board of Directors shall be elected by and among the company's employees for two years at a time. Moreover, the members of the Board of Directors and its chairman shall be elected by the general meeting for a term of one year at a time.

A nomination committee consisting of 2 to 4 members shall be elected for one year at a time. The leader of the nomination committee is elected by the general meeting.

Documents shall be executed on behalf of the company by the president of the company or the chairman of the Board of Directors, together with one of the members of the company's Board of Directors.

§ 7

The annual general meeting shall be held each year as early as possible and at latest before the end of June. Extraordinary general meetings shall be held when so decided by the Board of Directors or required in writing by the company's auditor or one or more shareholders who together represent at least 1/20th of the share capital.

The annual general meeting shall be convened by the Board of Directors with no less than two weeks' written notice to each of the shareholders. Shareholders who wish to attend the annual general meeting must notify the company within time limit specified in the notice of the meeting.

§ 8

The annual general meeting shall review and make decisions on the following matters:

1. *Approval of the Annual Report and its financial statements and proposed dividend distribution.*
2. *Election of members of the Board of Directors, a Board nomination committee, and the election of a certified public accountant as company auditor.*
3. *The remuneration of members of the Board of Directors and its committees, and the remuneration of the company auditor.*
4. *The statement of the Board of Directors concerning the remuneration of the company's management."*

lenke

28.03.2007 07:44:38 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 113,000 own shares at an average price of NOK 44.53 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,759,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 27 March 2007
Tomra Systems ASA

27.03.2007 07:43:57 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 135,000 own shares at an average price of NOK 44.61 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,646,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 March 2007
Tomra Systems ASA

26.03.2007 07:40:37 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 215,000 own shares at an average price of NOK 44.2789 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,511,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 March 2007
Tomra Systems ASA

lenke

22.03.2007 10:43:07 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **INVITATION TO 1Q 2007 PRESENTATION** finansiell kalender

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TOMRA`s first quarter 2007 results will be
released
on Tuesday 17 April 2007. The written material
will
be available from 16:35 CET at www.tomra.com
(under
the investor relations section), www.oslobors.no,
www.huginonline.com and at Høyres Hus,
Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the
results at 16:45 CET. The presentation will be
held
in English and take place at Høyres Hus,
Stortingsgaten 20 (6th floor), Oslo. A live
broadcast of the presentation will be available on
www.tomra.com and www.oslobors.no/webcast. A
recorded version of the presentation will also be
available after the broadcast has concluded.

Asker, 22 March 2007
Tomra Systems ASA

lenke

21.03.2007 07:44:48 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 120,000 own shares at an average price of NOK 45.52 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,296,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 20 March 2007
Tomra Systems ASA

lenke

20.03.2007 07:41:17 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 155,000 own shares at an average price of NOK 45.65 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,176,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 March 2007
Tomra Systems ASA

lenke

16.03.2007 07:34:49 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 170,000 own shares at an average price of NOK 44.12 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,021,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 15 March 2007
Tomra Systems ASA

OSLO BØRS NewsWeb

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12.03.2007 07:39:48 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 245,000 own shares at an average price of NOK 44.13 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,851,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 9 March 2007
Tomra Systems ASA

07.03.2007 08:38:59 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 160,000 own shares at an average price of NOK 44.74 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,606,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 March 2007
Tomra Systems ASA

10.04.2007 12:22:31 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **TOMRA - ORDERS FROM GERMANY** avtaler

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Two of TOMRA`s existing customers in Germany have placed extension orders for reverse vending machines. A total of approximately 800 new machines will be delivered under these two agreements. The equipment will be installed during the next 12 months.

The extension orders demonstrate the opportunities related to existing customers and that TOMRA has been able to deliver and install reverse vending systems in the German market that work according to customers` expectations.

For further comments, please contact CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73)

Asker, 10 April 2007
Tomra Systems ASA

lenke

02.04.2007 07:38:51 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 175,000 own shares at an average price of NOK 44.25 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,934,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 30 March 2007
Tomra Systems ASA

OSLO BØRS NewsWeb

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lenke

29.03.2007 09:01:14 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **ANNUAL REPORT 2006** trykt års/delårsrapport

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Enclosed is an electronic version of the 2006 annual report. It is also available on TOMRA`s web page (www.tomra.com), on Oslo Børs (www.newsweb.no) and on Hugin Online (www.huginonline.no).

A printed version of the annual report has been sent to shareholders, analysts and other stakeholders.

Asker, 28 March 2007
Tomra Systems ASA

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